As filed with the Securities and Exchange Commission on September 25, 2003 Registration Nos. 333-106463 333-108231 333-107972 333-107967 333-106474

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT

OF 1933 OF SECURITIES OF UNIT INVESTMENT

TRUSTS REGISTERED ON FORM N-8B-2

A.  Exact Name of Trust:

TAX EXEMPT SECURITIES TRUST National Trust 375 (Intermediate/Long Series) National Trust 376 Florida Trust 130 New York Trust 235 Pennsylvania Trust 129

B.  Name of depositor:

CITIGROUP GLOBAL MARKETS INC.

C.  Complete address of depositor’s principal executive offices:

CITIGROUP GLOBAL MARKETS INC.

388 Greenwich Street

New York, New York 10013

D.  Name and complete address of agent for service:

MICHAEL KOCHMANN

CITIGROUP GLOBAL MARKETS INC.

300 1st Stamford Place, 4th Floor

Stamford, Connecticut 06902

Copy to:

MICHAEL R. ROSELLA, ESQ.

PAUL, HASTINGS, JANOFSKY & WALKER LLP

75 East 55th Street

New York, New York 10022

E.  Title of Securities being registered:

An indefinite number of Units of beneficial interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.  Approximate date of proposed public offering:

As soon as practicable after the effective date of the registration statement.

☒  Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

TAX EXEMPT

SECURITIES TRUST

National Trust 375

(Intermediate/Long Series)

National Trust 376

Florida Trust 130

New York Trust 235

Pennsylvania Trust 129

UNIT INVESTMENT TRUSTS

The Tax Exempt Securities Trust is sponsored by Citigroup Global Markets Inc. and consists of five separate unit investment trusts: National Trust 375 (Intermediate/Long Series), National Trust 376, Florida Trust 130, New York Trust 235 and Pennsylvania Trust 129. The National Trust (Intermediate/Long Series) contains a fixed portfolio of intermediate/long-term municipal bonds and the National, Florida, New York and Pennsylvania trusts each contain a fixed portfolio of long-term municipal bonds. The interest income of these bonds is generally exempt from federal income tax and, for state designated trusts, state and local income tax in the state for which the trust is named.

This Prospectus contains three parts. Part A contains the Summary of Essential Information including summary material relating to the trusts, the Portfolios and the Statements of Financial Condition. Part B contains more detailed information about the Tax Exempt Securities Trust and Part C contains specific information about the state designated trusts. Part A may not be distributed unless accompanied by Parts B and C.

Read and retain this Prospectus for future reference.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated September 25, 2003

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

TAX EXEMPT SECURITIES TRUST

INVESTMENT SUMMARY AS OF SEPTEMBER 24, 2003

Use this Investment Summary to help you decide whether the portfolios comprising the Tax Exempt Securities Trust are right for you. More detailed information can be found later in this prospectus.

Investment Objective

Each of the trusts seeks to pay investors monthly distributions of tax exempt interest income while conserving their capital. The Sponsor has selected a fixed portfolio of municipal bonds intended to achieve these goals.

Investment Strategy

All of the bonds in the trusts are rated A or better by Standard & Poor’s, Moody’s or Fitch Ratings. State designated trusts primarily contain bonds issued by the state for which the trust is named or counties, municipalities, authorities or political subdivisions of that state.

Taxes

Interest received by the unit holders of the trusts on the bonds in each of the trusts is generally exempt from regular federal income tax. Interest on the bonds in each state trust is also generally exempt from certain state and local personal income taxes of the state for which the trust is named.

Risk Factors

Holders can lose money by investing in these trusts. The value of the units and the bonds held in the portfolio can each decline in value. An investment in units of a trust should be made with an understanding of the following risks:

•	Municipal bonds are long-term fixed rate debt obligations that decline in value with increases in interest rates, an issuer’s worsening financial condition or a drop in bond ratings.

•	The effective maturity of a long-term bond may be dramatically different than shorter term obligations. Investors will receive early returns of principal when bonds are called or sold before they mature. Investors may not be able to reinvest the money they receive at as high a yield or as long a maturity.

•	The municipal bonds could lose their tax-exempt status either due to future legislation or due to the failure of a public issuer of a bond (or private guarantor) to meet certain conditions imposed by various tax laws.

•	The default of an issuer of a municipal bond in making its payment obligation could result in the loss of interest income and/or principal to investors.

•	Since the portfolio of each of the trusts is fixed and not managed, in general the Sponsor can only sell bonds at a trust’s termination or in order to meet redemptions. As a result, the price at which a bond is sold may not be the highest price it attained during the life of a trust.

The Public Offering Price

The Public Offering Price plus estimated organization costs per unit as of September 24, 2003, would have been $1,045.68 for the National Trust (Intermediate/Long Series), $1,053.55 for the National Trust, $1,048.52 for the Florida Trust, $1,057.51 for the New York Trust and $1,058.64 for the Pennsylvania Trust.

During the initial public offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate offering price of the underlying bonds in a trust by the number of units outstanding.

•	adding a sales charge of 3.70% (3.842% of the aggregate offering price of the bonds per unit) for the National Trust (Intermediate/Long Series) and 4.70% (4.932% of the aggregate offering price of the bonds per unit) for the National, Florida, New York and Pennsylvania Trusts.

•	adding a per unit amount sufficient to reimburse the Sponsor for organization costs.

After the initial offering period the Public Offering Price per unit is calculated by:

•	dividing the aggregate bid price of the underlying bonds in a trust by the number of units outstanding.

•	adding a sales charge of 3.70% (3.842% of the aggregate offering price of the bonds per unit) for the National Trust (Intermediate/Long Series) and 4.70% (4.932% of the aggregate offering price of the bonds per unit) for the National, Florida, New York and Pennsylvania Trusts.

Market for Units

The Sponsor currently intends to repurchase units from holders at prices based upon the aggregate bid price of the underlying bonds. The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any business reason. If the Sponsor stops repurchasing units, a unit holder may dispose of its units by redemption through the Trustee. The price received from the Trustee by the unit holder for units being redeemed is also based upon the aggregate bid price of the underlying bonds. Units can be sold at any time to the Sponsor or the Trustee without fee or penalty.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NATIONAL TRUST 375 (INTERMEDIATE/LONG SERIES)

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	3.70%	$38.60
Reimbursement to Sponsor for Estimated Organization Costs	.240%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.121%	$1.21
Other Operating Expenses	.021%	$.22
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.167%	$1.68

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .167% and a 5% annual return on the investment throughout the periods	$386	$422	$461	$576

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NATIONAL TRUST 376

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.40
Reimbursement to Sponsor for Estimated Organization Costs	.238%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.127%	$1.27
Other Operating Expenses	.024%	$.24
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.176%	$1.76

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .176% and a 5% annual return on the investment throughout the periods	$487	$524	$565	$684

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR FLORIDA TRUST 130

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.16
Reimbursement to Sponsor for Estimated Organization Costs	.239%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.125%	$1.24
Other Operating Expenses	.024%	$.24
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.174%	$1.73

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .174% and a 5% annual return on the investment throughout the periods	$487	$523	$564	$682

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR NEW YORK TRUST 235

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.59
Reimbursement to Sponsor for Estimated Organization Costs	.237%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.123%	$1.24
Other Operating Expenses	.025%	$.25
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.173%	$1.74

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .173% and a 5% annual return on the investment throughout the periods	$487	$523	$563	$681

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

FEE TABLE FOR PENNSYLVANIA TRUST 129

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although each Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses (fees paid directly from your investment)

	As a % of Public Offering Price	Amounts per Unit
Maximum Sales Charge Imposed on Purchase (as a percentage of offering price)	4.70%	$49.64
Reimbursement to Sponsor for Estimated Organization Costs	.237%	$2.50

Estimated Annual Trust Operating Expenses (expenses that are deducted from Trust assets)
	As a % of Net Assets	Amounts per Unit
Trustee’s Fee	.125%	$1.26
Other Operating Expenses	.015%	$.15
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees	.025%	$.25

Total	.165%	$1.66

Example

	Cumulative Expenses and Charges Paid for Period
	1 Year	3 Years	5 Years	10 Years
An investor would pay the following expenses and charges on a $10,000 investment, assuming the Trust’s estimated operating expense ratio of .165% and a 5% annual return on the investment throughout the periods	$486	$521	$559	$671

The example assumes reinvestment of all dividends and distributions and utilizes a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The example should not be considered a representation of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the example.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF SEPTEMBER 24, 2003 ♦

Sponsor

Citigroup Global Markets Inc.

Trustee

JPMorgan Chase Bank

Evaluator

Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc.

Date of Deposit and of Trust Agreement

September 24, 2003

Mandatory Termination Date*

Each Trust will terminate on the date of maturity, redemption, sale or other disposition of the last Bond held in the Trust.

Record Dates

The first day of each month, commencing  November 1, 2003.

Distribution Dates

The fifteenth day of each month, commencing  November 15, 2003.**

Evaluation Time

As of 1:00 p.m. on the Date of Deposit. Thereafter, as of 4:00 p.m. Eastern Time.

Evaluator’s Fee

The Evaluator will receive a fee of $.29 per bond per evaluation.

Sponsor’s Annual Portfolio Supervision Fee***

Maximum of $.25 per $1,000 face amount of the underlying Bonds.

♦	The Date of Deposit. The Date of Deposit is the date on which the Trust Agreement was signed and the deposit with the Trustee was made.
*	The actual date of termination of each Trust may be considerably earlier (see Part B, “Amendment and Termination of the Trust Agreement—Termination”).
**	The first monthly income distribution of $4.72 for the National Trust (Intermediate/Long Series), $5.39 for the National Trust, $5.04 for the Florida Trust, $5.02 for the New York Trust and $5.32 for the Pennsylvania Trust will be made on November 15, 2003.
***	In addition to this amount, the Sponsor may be reimbursed for bookkeeping and other administrative expenses not exceeding its actual costs.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF SEPTEMBER 24, 2003

National Trust 375 (Intermediate/ Long Series)
Principal Amount of Bonds in Trust	$5,000,000
Number of Units	5,000
Principal Amount of Bonds in Trust per Unit	$1,000
Fractional Undivided Interest in Trust per Unit	1/5,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$2,500,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$5,022,903

Divided by Number of Units	$1,004.58
Plus: Sales Charge (3.70% of the Public Offering Price)	$38.60

Public Offering Price per Unit	$1,043.18
Plus: Estimated Organization Costs	$2.50
Plus: Accrued Interest*	$.76

Total	$1,046.44

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$1,004.58
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$999.58

Difference Between per Unit Offering and Bid Prices of Bonds	$5.00

Calculation of Estimated Net Annual Income per Unit***:
Estimated Annual Income per Unit	$47.64
Less: Estimated Trustee’s Annual Fee****	$1.21
Less: Other Estimated Annual Expenses	$.47

Estimated Net Annual Income per Unit	$45.96

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$45.96
Divided by 12	$3.83
Accrued interest from the day after the Date of Deposit to the first record date**	$4.72
First distribution per Unit	$4.72
Daily Rate (360-day basis) of Income Accrual per Unit	$.1276
Estimated Long-Term Return*****	4.10%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**	This figure will also include accrued interest from the day after the Date of Deposit through the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
***	During the first year, the Trustee’s fee will be adjusted downward by $.07 per Unit for the National Trust (Intermediate/Long Series). The Trustee has agreed to the foregoing to cover interest on any Bonds which would have accrued prior to their expected dates of delivery since interest will not accrue to the benefit of Holders until such Bonds are actually delivered to the Trust. During the first year for the National Trust (Intermediate/Long Series), the Estimated Annual Income per Unit will be $47.57; the Estimated Trustee’s Annual Fee will be $1.14; and the Estimated Net Annual Income will remain the same as shown.
****	Per $1,000 principal amount of Bonds, plus expenses.
*****	The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF SEPTEMBER 24, 2003

	National Trust 376	Florida Trust 130
Principal Amount of Bonds in Trust	$8,000,000	$3,000,000
Number of Units	8,000	3,000
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/8,000	1/3,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$4,000,000	$1,500,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$8,013,233	$2,990,594

Divided by Number of Units	$1,001.65	$996.86
Plus: Sales Charge (4.70% of the Public Offering Price)	$49.40	$49.16

Public Offering Price per Unit	$1,051.05	$1,046.02
Plus: Estimated Organization Costs	$2.50	$2.50
Plus: Accrued Interest*	$.87	$.81

Total	$1,054.42	$1,049.33

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$1,001.65	$996.86
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$991.65	$989.36

Difference Between per Unit Offering and Bid Prices of Bonds	$10.00	$7.50

Calculation of Estimated Net Annual Income per Unit***:
Estimated Annual Income per Unit	$54.20	$50.81
Less: Estimated Trustee’s Annual Fee****	$1.27	$1.24
Less: Other Estimated Annual Expenses	$.49	$.49

Estimated Net Annual Income per Unit	$52.44	$49.08

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$52.44	$49.08
Divided by 12	$4.37	$4.09
Accrued interest from the day after the Date of Deposit to the first record date**	$5.39	$5.04
First distribution per Unit	$5.39	$5.04
Daily Rate (360-day basis) of Income Accrual per Unit	$.1456	$.1363
Estimated Current Return based on Public Offering Price*****	4.98%	4.68%
Estimated Long-Term Return*****	4.83%	4.49%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**	This figure will also include accrued interest from the day after the Date of Deposit through the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
***	During the first year, the Trustee’s fee will be adjusted downward by $.05 per Unit for the National Trust. The Trustee has agreed to the foregoing to cover interest on any Bonds which would have accrued prior to their expected dates of delivery since interest will not accrue to the benefit of Holders until such Bonds are actually delivered to the Trust. During the first year for the National Trust, the Estimated Annual Income per Unit will be $54.15; the Estimated Trustee’s Annual Fee will be $1.22; and the Estimated Net Annual Income will remain the same as shown.
****	Per $1,000 principal amount of Bonds, plus expenses.
*****	The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

SUMMARY OF ESSENTIAL INFORMATION

AS OF SEPTEMBER 24, 2003

	New York Trust 235	Pennsylvania Trust 129
Principal Amount of Bonds in Trust	$3,000,000	$2,000,000
Number of Units	3,000	2,000
Principal Amount of Bonds in Trust per Unit	$1,000	$1,000
Fractional Undivided Interest in Trust per Unit	1/3,000	1/2,000
Minimum Value of Trust:
Trust Agreement may be Terminated if Principal Amount is less than	$1,500,000	$1,000,000
Calculation of Public Offering Price per Unit*:
Aggregate Offering Price of Bonds in Trust	$3,016,251	$2,013,002

Divided by Number of Units	$1,005.42	$1,006.50
Plus: Sales Charge (4.70% of the Public Offering Price)	$49.59	$49.64

Public Offering Price per Unit	$1,055.01	$1,056.14
Plus: Estimated Organization Costs	$2.50	$2.50
Plus: Accrued Interest*	$.81	$.86

Total	$1,058.32	$1,059.50

Sponsor’s Initial Repurchase Price per Unit (per Unit Offering Price of Bonds)**	$1,005.42	$1,006.50
Approximate Redemption Price per Unit (per Unit Bid Price of Bonds)**	$997.92	$999.00

Difference Between per Unit Offering and Bid Prices of Bonds	$7.50	$7.50

Calculation of Estimated Net Annual Income per Unit***:
Estimated Annual Income per Unit	$50.58	$53.50
Less: Estimated Trustee’s Annual Fee****	$1.24	$1.26
Less: Other Estimated Annual Expenses	$.50	$.40

Estimated Net Annual Income per Unit	$48.84	$51.84

Calculation of Monthly Income Distribution per Unit:
Estimated Net Annual Income per Unit	$48.84	$51.84
Divided by 12	$4.07	$4.32
Accrued interest from the day after the Date of Deposit to the first record date**	$5.02	$5.32
First distribution per Unit	$5.02	$5.32
Daily Rate (360-day basis) of Income Accrual per Unit	$.1356	$.1440
Estimated Current Return based on Public Offering Price*****	4.62%	4.90%
Estimated Long-Term Return*****	4.54%	4.82%

*	Accrued interest will commence on the day after the Date of Deposit through the date of settlement (normally three business days after purchase).
**	This figure will also include accrued interest from the day after the Date of Deposit through the date of settlement (normally three business days after purchase) and the net cash on hand in the relevant Trust, accrued expenses of such Trust and amounts distributable to holders of record of Units of such Trust as of a date prior to the computation date, on a pro rata basis. As of the close of the initial offering period, the Redemption Price per Unit and the Sponsor’s Repurchase Price per Unit for each Trust will be reduced to reflect the payment of the per Unit organization costs.
***	During the first year, the Trustee’s fee will be adjusted downward by $.02 and $.29 per Unit for the New York Trust and the Pennsylvania Trust, respectively. The Trustee has agreed to the foregoing to cover interest on any Bonds which would have accrued prior to their expected dates of delivery since interest will not accrue to the benefit of Holders until such Bonds are actually delivered to the Trusts. During the first year for the New York Trust, the Estimated Annual Income per Unit will be $50.56; the Estimated Trustee’s Annual Fee will be $1.22; and the Estimated Net Annual Income will remain the same as shown. During the first year for the Pennsylvania Trust, the Estimated Annual Income per Unit will be $53.21; the Estimated Trustee’s Annual Fee will be $.97; and the Estimated Net Annual Income per Unit will remain the same as shown.
****	Per $1,000 principal amount of Bonds, plus expenses.
*****	The Estimated Current Return is calculated by dividing the Estimated Net Annual Interest Income per Unit by the Public Offering Price per Unit. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in the Trust and (2) takes into account the expenses and sales charge associated with each Unit. Since the market values and estimated retirements of the Bonds and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only Net Annual Interest Income and Public Offering Price as of the Date of Deposit.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF SEPTEMBER 24, 2003

	National Trust 375 (Intermediate/ Long Series)	National Trust 376
Number of municipal bonds (from 14 states for the National Trust (Intermediate/Long Series) and from 10 states for the National Trust)	19	18
Number of bonds issued with “original issue discount”	10	14
Average life to maturity of the bonds in the Trust (in years)	14.7	31.6

	Percentages†	Percentages†
Percentage of bonds acquired prior to the deposit of all the Securities by the Sponsor into the Trust from Citigroup Global Markets Inc. and its affiliates (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)*	27.3%	3.1%

General obligation bonds backed by the taxing power of state issuer	20.2%	11.7%
Bonds not supported by the issuer’s power to levy tax	79.8%	88.3%

The bonds derived their income from the following primary sources:
• convention facilities	0.0%	12.8%
• educational facilities	17.2%	15.7%
• hospital and health care facilities	21.7%	24.2%
• housing facilities	19.9%	15.6%
• lease rental payments	5.7%	0.0%
• power facilities	0.0%	5.2%
• recreational facilities	0.0%	9.1%
• transportation facilities	10.2%	0.0%
• various purpose	5.1%	0.0%
• water and sewer facilities	0.0%	5.7%

The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	15.4%	20.8%
AA	3.9%	8.1%
A	66.2%	43.2%

Total	85.5%	72.1%

• Moody’s
Aa	0.0%	6.6%
A	14.5%	12.5%

Total	14.5%	19.1%

• Fitch Ratings
A	0.0%	8.8%

Total	0.0%	8.8%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• ACA	32.9%	31.0%
• AMBAC	0.0%	5.5%
• FSA	7.8%	0.0%
• MBIA	5.2%	9.1%
• Radian	3.9%	0.0%
• XLCA	0.0%	6.2%

Total	49.8%	51.8%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	Citigroup Global Markets Inc. and its affiliates may have gains or losses on the sales of bonds to the Sponsor for deposit in the Trust.

TAX EXEMPT SECURITIES TRUST

PORTFOLIO SUMMARY AS OF SEPTEMBER 24, 2003

	Florida Trust 130	New York Trust 235	Pennsylvania Trust 129
Number of municipal bonds (from Florida and Puerto Rico for the Florida Trust, from New York and Puerto Rico for the New York Trust and from Pennsylvania and Puerto Rico for the Pennsylvania Trust)	11	12	9
Number of bonds issued with “original issue discount”	11	9	7
Average life to maturity of the bonds in the Trust (in years)	30.4	29.0	30.0

	Percentages†	Percentages†	Percentages†
Percentage of bonds acquired prior to the deposit of all the Securities by the Sponsor into the Trust from Citigroup Global Markets Inc. and its affiliates (as sole underwriter, member of underwriting syndicate or otherwise from its own organization)**	11.6%	20.0%	5.8%

General obligation bonds backed by the taxing power of state issuer	0.0%	23.4%	15.5%
Bonds not supported by the issuer’s power to levy tax	100.0%	76.6%	84.5%

The bonds derived their income from the following primary sources:
• educational facilities	15.3%	11.3%	24.9%
• hospital and health care facilities	22.8%	20.3%	24.3%
• housing facilities	0.0%	0.0%	17.6%
• power facilities	5.6%	0.0%	0.0%
• public improvement facilities	16.3%	0.0%	0.0%
• transportation facilities	15.7%	25.0%*	17.7%
• water and sewer facilities	24.3%	20.0%	0.0%

The bonds in the Trust are rated as follows:
• Standard & Poor’s
AAA	46.2%	8.0%	15.5%
AA	19.4%	43.5%	4.8%
A	34.4%	21.5%	67.4%

Total	100.0%	73.0%	87.7%

• Moody’s
Aa	0.0%	8.6%	0.0%
A	0.0%	18.4%	0.0%

Total	0.0%	27.0%	0.0%

• Fitch Ratings
A	0.0%	0.0%	12.3%

Total	0.0%	0.0%	12.3%

The following insurance companies have insured the bonds in the Trust as to timely payment of principal and interest:
• ACA	3.5%	0.0%	25.5%
• AMBAC	14.7%	0.0%	0.0%
• FGIC	9.7%	0.0%	15.5%
• MBIA	21.9%	8.0%	0.0%
• Radian	15.3%	6.6%	0.0%

Total	65.1%	14.6%	41.0%

†	Percentages based on the aggregate offering price of the bonds in the Trust.
*	The Trust is considered to be “concentrated” in a particular category when bonds of that type make up 25% or more of the portfolio.
**	Citigroup Global Markets Inc. and its affiliates may have gains or losses on the sales of bonds to the Sponsor for deposit in the Trust.

UNDERWRITING

The names and addresses of the Underwriters and the number of Units to be sold by them are as follows:

	Units
	National Trust 375 (Intermediate/ Long Series)	National Trust 376	Florida Trust 130	New York Trust 235	Pennsylvania Trust 129
Citigroup Global Markets Inc. 388 Greenwich Street New York, New York 10013	4,150	2,500	2,650	2,400	1,900

Pershing Trading Company, L.P. 1 Pershing Plaza Jersey City, New Jersey 07399	—	2,000	—	—	—

SWS Securities 45 Broadway New York, New York 10006	—	1,500	—	250	—

William R. Hough 100 Second Avenue, Suite 800 St. Petersburg, Florida 33701	500	500	250	—	—

UBS Financial Services Inc. 1285 Avenue of the Americas, 9th Floor New York, New York 10019	250	750	—	100	—

Wachovia Securities 901 Byrd Street Richmond, Virginia 23219	100	250	100	250	100

Morgan, Keegan & Co., Inc. 50 North Front Street Memphis, Tennessee 38103	—	500	—	—	—

Total	5,000	8,000	3,000	3,000	2,000

INDEPENDENT AUDITORS’ REPORT

To the Sponsor, Trustee and Unit Holders of

Tax Exempt Securities Trust, National Trust 375 (Intermediate/Long Series), National Trust 376, Florida Trust 130, New York Trust 235 and Pennsylvania Trust 129:

We have audited the accompanying statements of financial condition, including the portfolios of securities, of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 375 (Intermediate/Long Series), National Trust 376, Florida Trust 130, New York Trust 235 and Pennsylvania Trust 129 as of September 24, 2003. These financial statements are the responsibility of the Sponsor (see note 6 to the statements of financial condition). Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. Our procedures included confirmation with the Trustee of an irrevocable letter of credit deposited on September 24, 2003, and other appropriate auditing procedures for the purchase of securities, as shown in the statements of financial condition and portfolios of securities. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of each of the respective trusts constituting Tax Exempt Securities Trust, National Trust 375 (Intermediate/Long Series), National Trust 376, Florida Trust 130, New York Trust 235 and Pennsylvania Trust 129 as of September 24, 2003, in conformity with accounting principles generally accepted in the United States of America.

New York, New York

September 24, 2003

TAX EXEMPT SECURITIES TRUST

STATEMENTS OF FINANCIAL CONDITION

AS OF DATE OF DEPOSIT, SEPTEMBER 24, 2003

	TRUST PROPERTY
	National Trust 375 (Intermediate/ Long Series)	National Trust 376
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$5,022,903	$8,013,233
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	42,298	88,869
Cash (3)	12,500	20,000

Total	$5,077,701	$8,122,102

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$42,298	$88,869
Reimbursement to Sponsor for Organization Costs (3)	12,500	20,000

	54,798	108,869

Interest of Unit Holders:
Units of fractional undivided interest outstanding (National Trust 375 (Intermediate/Long Series): 5,000; National Trust 376: 8,000) Cost to investors (4)	5,228,400	8,428,400
Less—Gross underwriting commission (5)	192,997	395,167
Less—Organization Costs (3)	12,500	20,000

Net amount applicable to investors	5,022,903	8,013,233

Total	$5,077,701	$8,122,102

(1)	Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on September 24, 2003, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $22,000,000 which was deposited with the Trustee for the purchase of $21,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $21,055,983 plus $196,564 representing accrued interest thereon through the Date of Deposit.
(2)	The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit Holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”
(3)	A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.
(4)	The cost to investors represents the public offering price (exclusive of interest) computed on 5,000 Units of the National Trust (Intermediate/Long Series) and 8,000 Units of the National Trust, on the basis set forth in Part B, “Public Offering—Offering Price,” plus estimated organization costs.
(5)	Sales charge of 3.70% and 4.70% computed on 5,000 Units of the National Trust (Intermediate/Long Series) and 8,000 Units of the National Trust, respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”
(6)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST

STATEMENTS OF FINANCIAL CONDITION

AS OF DATE OF DEPOSIT, SEPTEMBER 24, 2003

	TRUST PROPERTY
	Florida Trust 130	New York Trust 235	Pennsylvania Trust 129
Investment in Tax-Exempt Securities:
Bonds represented by purchase contracts backed by letter of credit (1)	$2,990,594	$3,016,251	$2,013,002
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	28,535	18,259	18,603
Cash (3)	7,500	7,500	5,000

Total	$3,026,629	$3,042,010	$2,036,605

	LIABILITIES AND INTEREST OF UNIT HOLDERS
Liabilities:
Accrued interest through the Date of Deposit on underlying bonds (1)(2)	$28,535	$18,259	$18,603
Reimbursement to Sponsor for Organization Costs (3)	7,500	7,500	5,000

	36,035	25,759	23,603

Interest of Unit Holders:
Units of fractional undivided interest outstanding (Florida Trust 130: 3,000; New York Trust 235: 3,000; Pennsylvania Trust 129: 2,000) Cost to investors (4)	3,145,560	3,172,530	2,117,280
Less—Gross underwriting commission (5)	147,466	148,779	99,278
Less—Organization Costs (3)	7,500	7,500	5,000

Net amount applicable to investors	2,990,594	3,016,251	2,013,002

Total	$3,026,629	$3,042,010	$2,036,605

(1)	Aggregate cost to each Trust of the Bonds listed under the Portfolios of Securities on the immediately following pages is based on offering prices as of 1:00 p.m. on September 24, 2003, the Date of Deposit, determined by the Evaluator on the basis set forth in Part B, “Public Offering—Offering Price.” Svenska Handelsbanken issued an irrevocable letter of credit in the aggregate principal amount of $22,000,000 which was deposited with the Trustee for the purchase of $21,000,000 principal amount of Bonds in all of the Trusts, pursuant to contracts to purchase such Bonds at the aggregate cost of $21,055,983 plus $196,564 representing accrued interest thereon through the Date of Deposit.
(2)	The Indenture provides that the Trustee will advance amounts equal to the accrued interest on the underlying securities of each Trust (net of accrued expenses) through the Date of Deposit and that such amounts will be distributed to the Sponsor as Unit Holder of record on such date, as set forth in Part B, “Rights of Unit Holders—Distribution of Interest and Principal.”
(3)	A portion of the Public Offering Price consists of cash in an amount sufficient to reimburse the Sponsor for the per Unit portion of all or a part of the organization costs of establishing a Trust. These costs have been estimated at $2.50 per Unit for each of the Trusts. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are less than the estimated amount, only the actual organization expenses will be deducted from the assets of a Trust.
(4)	The cost to investors represents the public offering price (exclusive of interest) computed on 3,000 Units of the Florida Trust, 3,000 Units of the New York Trust and 2,000 Units of the Pennsylvania Trust, on the basis set forth in Part B, “Public Offering—Offering Price,” plus estimated organization costs.
(5)	Sales charge of 4.70% computed on 3,000 Units of the Florida Trust, 3,000 Units of the New York Trust and 2,000 Units of the Pennsylvania Trust, respectively, on the basis set forth in Part B, “Public Offering—Offering Price.”
(6)	The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates. The Evaluator determines the price for each underlying bond included in each Trust’s Portfolio of Securities on the basis set forth in Part B, “Public Offering—Offering Price.”

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 375 (INTERMEDIATE/LONG SERIES)—PORTFOLIO OF SECURITIES

AS OF SEPTEMBER 24, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$200,000	Stuttgart, Arkansas, School District No. 022, General Obligation Bonds, 3.75% Due 2/1/2015	A1*	2/1/08 @ 100	$193,688	4.100%	$7,500

2.	150,000	California Educational Facilities Authority Revenue Bonds, Southwestern University, 5.00% Due 11/1/2018	A3*	11/1/12 @ 100 SF 11/1/16 @ 100	154,978	4.550	7,500

3.	190,000	Kern Valley, California, Healthcare District, Insured Refunding Revenue Bonds, Radian Insured, 5.125% Due 8/1/2018	AA	8/1/11 @ 102 SF 8/1/16 @ 100	197,820	4.600	9,738

4.	250,000	Leesburg, Florida, Hospital Revenue Bonds, Leesburg Regional Medical Center, 5.00% Due 7/1/2018	A	7/1/13 @ 100	253,845	4.800	12,500

5.	250,000	Illinois Rural Bond Bank Revenue Bonds, 5.05% Due 2/1/2020	A	2/1/13 @ 100 SF 2/1/18 @ 100	255,595	4.750	12,625

6.	250,000	Zionsville, Indiana, Community School Buildings Corporation Revenue Bonds, MBIA Insured, 5.00% Due 7/15/2019	AAA	7/15/13 @ 100 SF 1/15/19 @ 100	261,830	4.400	12,500

7.	120,000	Iowa Finance Authority, Single Family Mortgage Revenue Bonds, GNMA/FNMA Insured, 3.65% Due 7/1/2014	AAA	1/1/12 @ 100	117,067	3.930	4,380

8.	500,000	Sedgwich County, Kansas, Unified School District No. 259 Wichita, General Obligation Bonds, FSA Insured, 2.50% Due 10/1/2018	AAA	10/1/12 @ 100	394,020	4.450	12,500

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 375 (INTERMEDIATE/LONG SERIES)—PORTFOLIO OF SECURITIES

AS OF SEPTEMBER 24, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$250,000	Louisiana Local Government Environmental Facilities and Community Development Authority Revenue Bonds, Baton Rouge Student Housing, L.L.C. Project, ACA Insured, 4.40% Due 3/1/2014	A	—	$248,960	4.450%	$11,000

10.	250,000	Louisiana Local Government Environmental Facilities and Community Development Authority Revenue Bonds, Baton Rouge Student Housing, L.L.C. Project, ACA Insured, 5.25% Due 9/1/2018	A	9/1/14 @ 102 SF 3/1/15 @ 100	264,450	4.650	13,125

11.	500,000	Lake of the Ozarks Community Bridge Corporation, Missouri, Bridge System Revenue Bonds, ACA Insured, 5.25% Due 12/1/2020	A	12/1/08 @ 102 SF 12/1/15 @ 100	511,975	4.850	26,250

12.	165,000	Montana Facilities Finance Authority, Health Care Facilities Revenue Bonds, Development Center, 4.40% Due 6/1/2015	A2*	6/1/13 @ 100	166,939	4.250	7,260

13.	300,000	City of New York, New York, General Obligation Bonds, 5.25% Due 3/15/2016	A	3/15/11 @ 101	316,788	4.450	15,750

14.	300,000	City of New York, New York, General Obligation Bonds, 4.625% Due 9/15/2016	A	9/15/13 @ 100	305,400	4.400	13,875

15.	275,000	Dormitory Authority of the State of New York Court Facilities, Lease Revenue Bonds, 5.375% Due 5/15/2021	A	5/15/13 @ 100	288,156	4.750	14,781

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 375 (INTERMEDIATE/LONG SERIES)—PORTFOLIO OF SECURITIES

AS OF SEPTEMBER 24, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

16.	$200,000	City of Steubenville, Ohio, Hospital Facilities Revenue Refunding and Improvement Bonds, Trinity Health System Obligated Group, 6.375% Due 10/1/2020	A3*	10/1/10 @ 100 SF 10/1/12 @ 100	$211,864	5.350%	$12,750

17.	250,000	Delaware County, Pennsylvania, Authority Hospital Revenue Bonds, Crozer-Chester Medical Center, ACA Insured, 5.375% Due 12/1/2018	A	12/1/08 @ 102 SF 12/1/14 @ 100	258,633	4.800	13,437

18.	350,000	Redevelopment Authority of the City of Philadelphia, Pennsylvania, Revenue Bonds, Beech, LLC Student Housing Complex at Temple University, ACA Insured, 5.50% Due 7/1/2019	A	7/1/13 @ 100 SF 7/1/16 @ 100	368,900	4.800	19,250

19.	250,000	Vermont Educational & Health Buildings Financing Agency Revenue Bonds, St. Michaels College Project, 4.60% Due 10/1/2018	A–	10/1/13 @ 100	251,995	4.500	11,500

	$5,000,000				$5,022,903		$238,221

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 376—PORTFOLIO OF SECURITIES

AS OF SEPTEMBER 24, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$200,000	Salt River Project, Arizona, Agriculture Improvement & Power District Electric System Revenue Bonds, Salt River Project, 4.75% Due 1/1/2032	AA	1/1/13 @ 100	$193,934	4.950%	$9,500

2.	200,000	California Infrastructure and Economic Development Bank Revenue Bonds, The American Center for Wine, Food and the Arts Project, ACA Insured, 5.75% Due 12/1/2024	A	12/1/09 @ 101 SF 12/1/20 @ 100	208,812	5.050	11,500

3.	500,000	California Infrastructure and Economic Development Bank Revenue Bonds, The American Center for Wine, Food and the Arts Project, ACA Insured, 5.80% Due 12/1/2029	A	12/1/09 @ 101 SF 12/1/25 @ 100	521,990	5.100	29,000

4.	250,000	California Statewide Communties Development Authority Revenue Bonds, EAH-East Campus Apartment, ACA Insured, 5.625% Due 8/1/2034	A	8/1/12 @ 100 SF 8/1/23 @ 100	256,195	5.270	14,063

5.	500,000	Colorado Springs, Colorado, Hospital Revenue Bonds, 6.375% Due 12/15/2030	A–	12/15/10 @ 101 SF 12/15/25 @ 100	539,980	5.150	31,875

6.	500,000	Denver, Colorado, Convention Center Hotel Authority Revenue Bonds, XLCA Insured, 5.00% Due 12/1/2033	AAA	12/1/13 @ 100 SF 12/1/29 @ 100	499,500	5.006	25,000

7.	500,000	City of Chicago, Illinois, General Obligation Bonds, MBIA Insured, 5.00% Due 1/1/2041	AAA	1/1/11 @ 101 SF 1/1/39 @ 100	498,285	5.020	25,000

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 376—PORTFOLIO OF SECURITIES

AS OF SEPTEMBER 24, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

8.	$750,000	Louisiana Local Government Environmental Facilities and Community Development Authority Revenue Bonds, Baton Rouge Student Housing, L.L.C. Project, ACA Insured, 5.25% Due 9/1/2035	A	9/1/14 @ 102 SF 3/1/28 @ 100	$744,225	5.300%	$39,375

9.	750,000	Massachusetts Development Finance Agency Revenue Bonds, Boston University Issue, 5.45% Due 5/15/2059	A3*	5/15/29 @ 105	749,287	5.455	40,875

10.	460,000	Massachusetts State Water Resources Authority Revenue Bonds, 5.00% Due 8/1/2042	AA	8/1/12 @ 100 SF 8/1/37 @ 100	458,404	5.020	23,000

11.	235,000	City of Steubenville, Ohio, Hospital Facilities Revenue Refunding and Improvement Bonds, Trinity Health System Obligated Group, 6.375% Due 10/1/2020	A3*	10/1/10 @ 100 SF 10/1/12 @ 100	248,940	5.350	14,981

12.	500,000	Redevelopment Authority of the City of Philadelphia, Pennsylvania, Revenue Bonds, Beech, LLC Student Housing Complex at Temple University, ACA Insured, 5.50% Due 7/1/2035	A	7/1/13 @ 100 SF 7/1/29 @ 100	505,605	5.350	27,500

13.	235,000	Philadelphia, Pennsylvania, Authority for Industrial Development Revenue Bonds, International Education & Community Project, ACA Insured, 5.875% Due 6/1/2022	A	6/1/12 @ 101 SF 6/1/13 @ 100	248,303	5.150	13,806

TAX EXEMPT SECURITIES TRUST

NATIONAL TRUST 376—PORTFOLIO OF SECURITIES

AS OF SEPTEMBER 24, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

14.	$485,000	Austin, Texas, Community College District, General Obligation Bonds, AMBAC Insured, 4.375% Due 8/1/2033	AAA	8/1/13 @ 100 SF 8/1/29 @ 100	$441,724	4.950%	$21,219

15.	500,000	Austin, Texas, Convention Enterprises, Inc., Convention Center Hotel Revenue Bonds, 5.75% Due 1/1/2032	Aa3*	1/1/11 @ 100 SF 1/1/24 @ 100	525,685	4.900	28,750

16.	250,000	City of Austin, Texas, Subordinate Lien Revenue Refunding Bonds, MBIA Insured, 4.25% Due 5/15/2028	AAA	5/15/08 @ 101 SF 5/15/21 @ 100	225,230	4.950	10,625

17.	435,000	Wisconsin Health and Educational Facilities Authority Revenue Bonds, Franciscan Sisters, 5.875% Due 9/1/2033	A–	9/1/13 @ 100 SF 9/1/23 @ 100	440,694	5.700	25,556

18.	750,000	Wisconsin Health and Educational Facilities Authority Revenue Bonds, Aurora Health Care, Inc., 5.60% Due 2/15/2029	A–**	2/15/09 @ 101 SF 2/15/21 @ 100	706,440	6.050	42,000

	$8,000,000				$8,013,233		$433,625

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

FLORIDA TRUST 130—PORTFOLIO OF SECURITIES

AS OF SEPTEMBER 24, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$125,000	Florida State Department of Transportation Revenue Bonds, 4.75% Due 7/1/2029	AA+	7/1/13 @ 101 SF 7/1/28 @ 100	$123,163	4.850%	$5,938

2.	100,000	Atlantic Beach, Florida, Health Care Facilities Revenue Bonds, Fleet Landing Project, ACA Insured, 6.00% Due 10/1/2029	A	10/1/09 @ 101 SF 10/1/19 @ 100	104,822	5.200	6,000

3.	300,000	Fernandia Beach, Florida, Utility Acquisition & Improvement Revenue Bonds, FGIC Insured, 4.50% Due 9/1/2028	AAA	9/1/13 @ 100 SF 9/1/24 @ 100	289,098	4.750	13,500

4.	175,000	JEA, Florida, Electric System Revenue Bonds, MBIA Insured, 4.625% Due 10/1/2033	AAA	10/1/08 @ 100 SF 10/1/31 @ 100	167,473	4.900	8,093

5.	450,000	JEA, Florida, Water & Sewer System Revenue Bonds, AMBAC Insured, 4.75% Due 10/1/2037	AAA	10/1/08 @ 100 SF 10/1/34 @ 100	438,871	4.900	21,375

6.	300,000	North Broward, Florida, Hospital District Revenue Bonds, 6.00% Due 1/15/2031	A–	1/15/11 @ 101 SF 1/15/22 @ 100	313,938	5.300	18,000

7.	145,000	Orange County, Florida, Health Facilities Authority Revenue Bonds, Adventist Health System, 6.50% Due 11/15/2030	A–	11/15/10 @ 101 SF 11/15/21 @ 100	156,220	5.300	9,425

8.	500,000	St. Lucie County, Florida, Sales Tax Revenue Bonds, MBIA Insured, 4.625% Due 10/1/2033	AAA	10/1/13 @ 100 SF 10/1/29 @ 100	486,155	4.800	23,125

9.	105,000	South Lake County, Florida, Hospital District Revenue Bonds, South Lake Hospital Inc., 5.80% Due 10/1/2034	A–	10/1/09 @ 101 SF 10/1/24 @ 100	106,812	5.500	6,090

TAX EXEMPT SECURITIES TRUST

FLORIDA TRUST 130—PORTFOLIO OF SECURITIES

AS OF SEPTEMBER 24, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

10.	$450,000	Volusia County, Florida, Educational Facilities Authority Revenue Bonds, Embry Riddle Aeronautical, Radian Insured, 5.20% Due 10/15/2033	AA	10/15/13 @ 100 SF 10/15/27 @ 100	$457,034	5.000%	$23,400

11.	350,000	Puerto Rico Highways and Transportation Authority, Transportation Revenue Bonds, 5.00% Due 7/1/2042	A	7/1/13 @ 100 SF 7/1/34 @ 100	347,008	5.050	17,500

	$3,000,000				$2,990,594		$152,446

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

NEW YORK TRUST 235—PORTFOLIO OF SECURITIES

AS OF SEPTEMBER 24, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$250,000	New York City, New York, General Obligation Bonds, 5.25% Due 9/15/2033	A	9/15/13 @ 100 SF 9/15/29 @ 100	$252,900	5.100%	$13,125

2.	250,000	New York City, New York, City Housing Development Corporation, Residential Revenue Bonds, Animal Medical Center, 5.50% Due 12/1/2033	Aa3*	12/1/10 @ 100	258,975	4.900	13,750

3.	360,000	New York City, New York, Municipal Water Finance Authority, Water and Sewer System Revenue Bonds, 5.00% Due 6/15/2035	AA	6/15/13 @ 100	361,350	4.950	18,000

4.	250,000	Dormitory Authority of the State of New York Revenue Bonds, Memorial Sloan Kettering Center, 5.00% Due 7/1/2034	AA	7/1/13 @ 100 SF 7/1/31 @ 100	251,905	4.900	12,500

5.	200,000	Dormitory Authority of the State of New York Revenue Bonds, Mount St. Mary College, Radian Insured, 5.00% Due 7/1/2032	AA	7/1/13 @ 100 SF 6/30/28 @ 100	199,802	5.006	10,000

6.	100,000	Dormitory Authority of the State of New York Revenue Bonds, North Shore Long Island Jewish Group, 5.50% Due 5/1/2033	A3*	5/1/13 @ 100 SF 5/1/24 @ 100	101,861	5.250	5,500

7.	450,000	Erwin, New York Public Improvement Bonds, 5.00% Due 9/15/2024	A2*	9/15/13 @ 101	454,032	4.900	22,500

8.	140,000	Madison County, New York, Industrial Development Authority, Civic Facilities Revenue Bonds, Colgate University Project, 5.00% Due 7/1/2033	AA–	7/1/13 @ 100 SF 7/1/24 @ 100	140,526	4.950	7,000

TAX EXEMPT SECURITIES TRUST

NEW YORK TRUST 235—PORTFOLIO OF SECURITIES

AS OF SEPTEMBER 24, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

9.	$250,000	Metropolitan Transportation Authority, New York, Service Contract Revenue Bonds, 5.25% Due 1/1/2031	AA–	7/1/12 @ 100 SF 1/1/25 @ 100	$257,055	4.850%	$13,125

10.	250,000	Suffolk County, New York, Water Authority Waterworks Revenue Bonds, MBIA Insured, 4.50% Due 6/1/2026	AAA	6/1/13 @ 100	241,363	4.750	11,250

11.	100,000	Triborough Bridge & Tunnel Authority, New York, General Purpose Revenue Bonds, 5.00% Due 1/1/2032	AA–	1/1/12 @ 100 SF 1/1/28 @ 100	99,902	5.006	5,000

12.	400,000	Puerto Rico Highways and Transportation Authority, Transportation Revenue Bonds, 5.00% Due 7/1/2042	A	7/1/13 @ 100 SF 7/1/34 @ 100	396,580	5.050	20,000

	$3,000,000				$3,016,251		$151,750

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

TAX EXEMPT SECURITIES TRUST

PENNSYLVANIA TRUST 129—PORTFOLIO OF SECURITIES

AS OF SEPTEMBER 24, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

1.	$100,000	Pennsylvania State Higher Educational Facilities Authority Commonwealth of Pennsylvania, College & University Revenue Bonds, The Trustees of the University of Pennsylvania, 4.75% Due 7/15/2033	AA	7/15/08 @ 100 SF 7/15/31 @ 100	$96,140	5.000%	$4,750

2.	250,000	Pennsylvania Higher Educational Facilities Authority, Commonwealth of Pennsylvania, Revenue Bonds, Widener University, 5.40% Due 7/15/2036	A–**	7/15/13 @ 100 SF 7/15/30 @ 100	246,875	5.482	13,500

3.	250,000	Allegheny County, Pennsylvania, Hospital Development Authority Revenue Bonds, Catholic Health East Issue, 5.50% Due 11/15/2032	A	11/15/12 @ 100 SF 11/15/23 @ 100	249,765	5.506	13,750

4.	300,000	Butler County, Pennsylvania, General Obligation Bonds, FGIC Insured, 5.25% Due 7/15/2026	AAA	7/15/13 @ 100 SF 7/15/24 @ 100	311,631	4.750	15,750

5.	120,000	Montgomery County, Pennsylvania, Higher Educational & Health Care Authority, Hospital Revenue Bonds, Abington Memorial Hospital, 5.125% Due 6/1/2032	A	6/1/12 @ 101 SF 6/1/28 @ 100	116,053	5.350	6,150

6.	150,000	Philadelphia, Pennsylvania, Authority for Industrial Development Revenue Bonds, International Education & Community Project, ACA Insured, 5.875% Due 6/1/2022	A	6/1/12 @ 101 SF 6/1/13 @ 100	158,492	5.150	8,813

TAX EXEMPT SECURITIES TRUST

PENNSYLVANIA TRUST 129—PORTFOLIO OF SECURITIES

AS OF SEPTEMBER 24, 2003

	Aggregate Principal	Securities Represented by Purchase Contracts	Ratings (1)	Redemption Provisions (2)	Cost of Securities to Trust (3)(4)	Yield on Date of Deposit (4)	Annual Interest Income to Trust

7.	$350,000	Redevelopment Authority of the City of Philadelphia, Pennsylvania, Revenue Bonds, Beech, LLC Student Housing Complex at Temple University, ACA Insured, 5.50% Due 7/1/2035	A	7/1/13 @ 100 SF 7/1/29 @ 100	$353,923	5.350%	$19,250

8.	120,000	Health Care Facilities Authority of Sayre, Pennsylvania, Revenue Bonds, Guthrie Health Issue, 5.875% Due 12/1/2031	A–	12/1/11 @ 101 SF 12/1/22 @ 100	123,201	5.500	7,050

9.	360,000	Puerto Rico Highways and Transportation Authority, Transportation Revenue Bonds, 5.00% Due 7/1/2042	A	7/1/13 @ 100 SF 7/1/34 @ 100	356,922	5.050	18,000

	$2,000,000				$2,013,002		$107,013

The Notes following the Portfolios are an integral part of each Portfolio of Securities.

NOTES TO PORTFOLIOS OF SECURITIES

(1)	For a description of the meaning of the applicable rating symbols as published by Standard & Poor’s Ratings Group, a division of McGraw-Hill Companies, Inc., Moody’s Investors Service(*) and Fitch Ratings(**), see Part B, “Bond Ratings.”

(2)	There is shown under this heading the year in which each issue of Bonds initially is redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par. “SF” indicates a sinking fund has been or will be established with respect to an issue of Bonds. The prices at which Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to a Trust. Certain Bonds in a Portfolio, including Bonds listed as not being subject to redemption provisions, may be redeemed in whole or in part other than by operation of the stated redemption or sinking fund provision under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. For example, see discussion of obligations of housing authorities in Part B, “Tax Exempt Securities Trust—Risk Factors.”

(3)	Contracts to purchase Bonds were entered into during the period July 22, 2003, through September 24, 2003, with settlement dates on or before October 22, 2003. The Profit to the Sponsor on Deposit totals $43,343 for the National Trust (Intermediate/Long Series), $92,910 for the National Trust, $35,279 for the Florida Trust, $36,285 for the New York Trust and $15,749 for the Pennsylvania Trust.

(4)	Evaluation of the Bonds by the Evaluator is made on the basis of current offering prices for the Bonds. The current offering prices of the Bonds are greater than the current bid prices of the Bonds. The Redemption Price per Unit and the public offering price of the Units in the secondary market are determined on the basis of the current bid prices of the Bonds. (See Part B, “Public Offering—Offering Price” and “Rights of Unit Holders—Redemption of Units.”) Yield on Date of Deposit was computed on the basis of offering prices on the Date of Deposit. On September 24, 2003, the aggregate bid price of the Bonds was $4,997,903 for the National Trust (Intermediate/Long Series), $7,933,233 for the National Trust, $2,968,094 for the Florida Trust, $2,933,751 for the New York Trust and $1,998,002 for the Pennsylvania Trust.

PROSPECTUS—Part B:

Note that Part B of this Prospectus may not be

distributed unless accompanied by Part A.

TAX EXEMPT SECURITIES TRUST

The Trusts

For over 20 years, Tax Exempt Securities Trust has specialized in quality municipal bond investments designed to meet a variety of investment objectives and tax situations. Tax Exempt Securities Trust is a convenient and cost effective alternative to individual bond purchases. Each Trust is one of a series of similar but separate unit investment trusts. A unit investment trust provides many of the same benefits as individual bond purchases. However, while receiving many of the benefits, the holder of Units (the “Holder”) avoids the complexity of analyzing, selecting and monitoring a multi-bond portfolio. Each Trust is also created under the laws of the State of New York by a Trust Indenture and Agreement and related Reference Trust Agreement dated the Date of Deposit (collectively, the “Trust Agreement”), of Citigroup Global Markets Inc., as Sponsor, JPMorgan Chase Bank, as Trustee, and Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., as Evaluator. Each Trust containing Bonds of a State for which such Trust is named (a “State Trust”) and each National or Intermediate Term Trust is referred to herein as the “Trust” and together they are referred to as “Trusts.” On the Date of Deposit, the Sponsor deposited contracts and funds (represented by a certified check or checks and/or an irrevocable letter or letters of credit, issued by a major commercial bank) for the purchase of certain interest-bearing obligations (the “Bonds”) and/or Units of preceding Series of Tax Exempt Securities Trust (the “Deposited Units”). The Bonds and Deposited Units (if any) are referred to herein collectively as the “Securities.” After the deposit of the Securities and the creation of the Trusts, the Trustee delivered to the Sponsor registered certificates of beneficial interest (the “Certificates”) representing the units (the “Units”) comprising the entire ownership of each Trust. These Units are now being offered pursuant to this Prospectus. References to multiple Trusts herein should be read as references to a single Trust if Part A indicates the creation of only one Trust.

Objectives

The objectives of each Trust are tax-exempt income and conservation of capital through an investment in a diversified portfolio of municipal bonds. There is no guarantee that a Trust’s objectives will be achieved.

Portfolio

The Sponsor’s investment professionals select Bonds for the Trust portfolios from among the 200,000 municipal bond issues that vary according to bond purpose, credit quality and years to maturity. The following factors, among others, were considered in selecting the Bonds for each Trust:

•	whether the interest on the Bonds selected would be exempt from federal and/or state income taxes imposed on the Holders;

•	for an uninsured Trust, whether the Bonds were rated “A” or better by a major bond rating agency;

•	for an insured Trust, whether the Bonds were rated “AAA” or its equivalent by a major bond rating agency;

•	the maturity dates of the Bonds (including whether such Bonds may be called or redeemed prior to their stated maturity);

•	the diversity of the types of Bonds; and

•	the cost of the Bonds relative to what the Sponsor believes is their value.

An Intermediate Term Trust will have a dollar-weighted average portfolio maturity of more than three years but no more than eleven years from the Date of Deposit. An Intermediate Term Trust (Limited Term) will have a dollar-weighted portfolio maturity of more than three years but no more than eight years from the Date of Deposit. A National Trust (Intermediate/Long Series) will have a dollar-weighted average portfolio maturity of more than eleven years but no more than fifteen years from the Date of Deposit. A National or State Trust not specified as to term will have a dollar weighted average portfolio maturity of more than ten years from the Date of Deposit.

The Units

Each Unit in a Trust represents a fractional undivided interest in the principal and net income of such Trust. If any Units are redeemed after the date of this Prospectus, the principal amount of Bonds in the Trust will be reduced by an amount allocable to redeemed Units. Also, the fractional undivided interest in the Trust represented by each unredeemed Unit will be increased. Units will remain outstanding until redeemed or until the termination of the Trust.

RISK FACTORS

An investment in Units is subject to the following risks.

Failure of Issuers to Pay Interest and/or Principal

The primary risk associated with an investment in Bonds is that the issuer of the Bond will default on principal and/or interest payments when due on the Bond. Such a default would have the effect of lessening the income generated by the Trust and/or the value of the Trust’s Units. The bond ratings assigned by major rating organizations are an indication of the issuer’s ability to make interest and principal payments when due on its bonds. Subsequent to the date of deposit the rating assigned to a bond may decline. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any bond.

Original Issue Discount Bonds and Zero Coupon Bonds

Certain of the Bonds in the Trust may be original issue discount bonds and/or zero coupon bonds. Original issue discount bonds are bonds originally issued at less than the market interest rate. Zero coupon bonds are original issue discount bonds that do not provide for the payment of current interest. For federal income tax purposes, original issue discount on such bonds must be accrued over the terms of such bonds. On sale or redemption, the difference between (i) the amount realized (other than amounts treated as tax-exempt income), and (ii) the tax basis of such bonds (properly adjusted for the accrual of original issue discount) will be treated as taxable income, gain or loss. See “Taxes” herein.

“When Issued” and “Delayed Delivery” Bonds

Certain Bonds in a Trust may have been purchased by the Sponsor on a “when issued” basis. Bonds purchased on a “when issued” basis have not yet been issued by their governmental entity on the Date of Deposit (although such governmental entity had committed to issue such Bonds). In the case of these and/or certain other Bonds, the delivery of the Bonds may be delayed (“delayed delivery”) or may not occur. The effect of a Trust containing “delayed delivery” or “when issued” Bonds is that Holders who purchased their Units prior to the date such Bonds are actually delivered to the Trustee may have to make a downward adjustment in the tax basis of their Units. Such downward adjustment may be necessary to account for interest accruing on such “when issued” or “delayed delivery” Bonds during the time between the Holders purchase of Units and delivery of such Bonds to a Trust. Such adjustment has been taken into account in computing the Estimated Current Return and Estimated Long-Term Return set forth herein, which is slightly lower than Holders may receive after the first year. To the extent that the delivery of such Bonds is delayed beyond their respective expected delivery dates, the Estimated Current Return and Estimated Long-Term Return for the first year may be lower than indicated in the “Summary of Essential Information” in Part A.

Redemption or Sale Prior to Maturity

Most of the Bonds in the Portfolio of a Trust are subject to redemption prior to their stated maturity date pursuant to sinking fund or call provisions. A call or redemption provision is more likely to be exercised when the offering price valuation of a bond is higher than its call or redemption price. Such price valuation is likely to be higher in periods of declining interest rates. The Bonds may also be subject to special or extraordinary call provisions. Certain of the Bonds may be sold or redeemed or otherwise mature. In such cases, the proceeds from such events will be distributed to Holders and will not be reinvested. Thus, no assurance can be given that a Trust will retain for any length of time its present size and composition. To the extent that a Bond was deposited in a Trust at a price higher than the price at which it is redeemable, or at a price higher than the price at which it is sold, a sale or redemption will result in a loss in the value of Units. Monthly distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to sold or redeemed bonds. The Estimated Current Return and Estimated Long-Term Return of the Units may be adversely affected by such sales or redemptions.

Market Discount

The Portfolio of the Trust may consist of some Bonds whose current market values were below face value on the Date of Deposit. A primary reason for the market value of such Bonds being less than face value at maturity is that the interest coupons of such Bonds are at lower rates than the current market interest rate for comparably rated Bonds. Bonds selling at market discounts tend to increase in market value as they approach maturity. A market discount tax-exempt Bond will have a larger portion of its total return in the form of taxable ordinary income (because market discount income is taxable ordinary income) and less in the form of tax-exempt income than a comparable Bond bearing interest at current market rates. See “Taxes” herein.

Failure of a Contract to Purchase Bonds

In the event that any contract for the purchase of any Bond fails, the Sponsor is authorized under the Trust Agreement to instruct the Trustee to acquire other securities (the “Replacement Bonds”) for inclusion in the Portfolio of the affected Trust. However, in order for the Trustee to acquire any Replacement Bonds, they must be deposited not later than the earlier of (i) the first monthly Distribution Date of the Trust or (ii) 90 days after such Trust was established. The cost and aggregate principal amount of a Replacement Bond may not exceed the cost and aggregate principal amount of the Bond which it replaces. In addition, a Replacement Bond must:

•	be a tax-exempt bond;

•	have a fixed maturity or disposition date comparable to the Bond it replaces;

•	be purchased at a price that results in a yield to maturity and in a current return which is approximately equivalent to the yield to maturity and current return of the Bond which it replaces;

•	be purchased within twenty days after delivery of notice of the failed contracts;

•	for an uninsured Trust, be rated in a category of A or better by a major rating organization; and

•	for an insured Trust, be rated AAA or its equivalent by a major rating organization.

Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Holders of such Trust of the acquisition of the Replacement Bond.

In the event that a contract to purchase any of the Bonds fails and Replacement Bonds are not acquired, the Trustee will, not later than the second monthly Distribution Date, distribute to Holders the funds attributable to the failed contract. The Sponsor will, in such a case, refund the sales charge applicable to the failed contract. If less than all the funds attributable to a failed contract are applied to purchase Replacement Bonds, the remaining moneys will be distributed to Holders not later than the second monthly Distribution Date. Moreover, the failed contract may reduce the Estimated Net Annual Income per Unit, and may lower the Estimated Current Return and Estimated Long-Term Return of the affected Trust.

Risks Inherent in an Investment in Different Types of Bonds

The Trust may contain or be concentrated in one or more of the classifications of Bonds referred to below. The two principal classifications of Bonds are “general obligation” and “revenue” bonds. General obligation bonds are secured by the issuer’s pledge of its faith, credit and taxing power for the payment of principal and interest. The principal and interest on revenue bonds are payable from the income of specific projects or authorities, such as hospital facilities or transit authorities, and generally are not supported by the issuer’s taxing power. In addition, certain kinds of “private activity bonds” are issued by public authorities to provide funding for various privately operated industrial facilities (“industrial development revenue bonds”). A Trust is considered to be “concentrated” in a particular category when the Bonds in that category constitute 25% or more of the aggregate value of the Portfolio. An investment in Units of the Trust should be made with an understanding of the risks that these investments may entail, certain of which are described below.

General Obligation Bonds. Certain of the Bonds in the Portfolio may be general obligations of a governmental entity that are secured by the taxing power of the entity. General obligation bonds are backed by the issuer’s pledge of its full faith, credit and taxing power for the payment of principal and interest. However, the taxing power of any governmental entity may be limited by provisions of state constitutions or laws and an entity’s credit will depend on many factors. Some such factors are the entity’s tax base, the extent to which the entity relies on federal or state aid, and other factors which are beyond the entity’s control.

Industrial Development Revenue Bonds (“IDRs”). IDRs including pollution control revenue bonds, are tax-exempt securities issued by states, municipalities, public authorities or similar entities to finance the cost of acquiring, constructing or improving various projects. These projects are usually operated by corporate entities. IDRs are not general obligations of governmental entities backed by their taxing power. Issuers are only obligated to pay amounts due on the IDRs to the extent that funds are available from the unexpended proceeds of the IDRs or receipts or revenues of the issuer. Payment of IDRs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Such corporate operators or guarantors that are industrial companies may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry.

Hospital and Health Care Facility Bonds. The ability of hospitals and other health care facilities to meet their obligations with respect to revenue bonds issued on their behalf is dependent on various factors. Some such factors are the level of payments received from private third-party payors and government programs and the cost of providing health care services. There can be no assurance that payments under governmental programs will remain at levels comparable to present levels or will be sufficient to cover the costs associated with their bonds. It also may be necessary for a hospital or other health care facility to incur substantial capital expenditures or increased operating expenses to effect changes in its facilities, equipment, personnel and services. Hospitals and other health care facilities are additionally subject to claims and legal actions by patients and others in the ordinary course of business. There can be no assurance that a claim will not exceed the insurance coverage of a health care facility or that insurance coverage will be available to a facility.

Single Family and Multi-Family Housing Bonds. Multi-family housing revenue bonds and single family mortgage revenue bonds are state and local housing issues that have been issued to provide financing for various housing projects. Multi-family housing revenue bonds are payable primarily from mortgage loans to housing projects for low to moderate income families. Single-family mortgage revenue bonds are issued for the purpose of acquiring notes secured by mortgages on residences. The ability of housing issuers to make debt service payments on their obligations may be affected by various economic and non-economic factors. Such factors include: occupancy levels, adequate rental income in multi-family projects, the rate of default on mortgage loans underlying single family issues and the ability of mortgage insurers to pay claims. All single family mortgage revenue bonds and certain multi-family housing revenue bonds are prepayable over the life of the underlying mortgage or mortgage pool. Therefore, the average life of housing obligations cannot be determined. However, the average life of these obligations will ordinarily be less than their stated maturities. Mortgage loans are frequently partially or completely prepaid prior to their final stated maturities. To the extent that these obligations were valued at a premium when a Holder purchased Units, any prepayment at par would result in a loss of capital to the Holder and reduce the amount of income that would otherwise have been paid to Holders.

Power Facility Bonds. The ability of utilities to meet their obligations with respect to bonds they issue is dependent on various factors. These factors include the rates they may charge their customers, the demand for a utility’s services and the cost of providing those services. Utilities are also subject to extensive regulations relating to the rates which they may charge customers. Utilities can experience regulatory, political and consumer resistance to rate increases. Utilities engaged in long-term capital projects are especially sensitive to regulatory lags in granting rate increases. Utilities are additionally subject to increased costs due to governmental environmental regulation and decreased profits due to increasing competition. Any difficulty in obtaining timely and adequate rate increases could adversely affect a utility’s results of operations. The Sponsor cannot predict at this time the ultimate effect of such factors on the ability of any issuers to meet their obligations with respect to Bonds.

Water and Sewer Revenue Bonds. Water and sewer bonds are generally payable from user fees. The ability of state and local water and sewer authorities to meet their obligations may be affected by a number of factors. Some such factors are the failure of municipalities to utilize fully the facilities constructed by these authorities, declines in revenue from user charges, rising construction and maintenance costs, impact of environmental requirements, the difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs, the impact of “no growth” zoning ordinances and the continued availability of federal and state financial assistance and of municipal bond insurance for future bond issues.

University and College Bonds. The ability of universities and colleges to meet their obligations is dependent upon various factors. Some of these factors, of which an investor should be aware, are the size and diversity of their sources of revenues, enrollment, reputation, management expertise, the availability and restrictions on the use of endowments and other funds, the quality and maintenance costs of campus facilities. Also, in the case of public institutions, the financial condition of the relevant state or other governmental entity and its policies with respect to education may affect an institution’s ability to make payments on its own.

Lease Rental Bonds. Lease rental bonds are predominantly issued by governmental authorities that have no taxing power or other means of directly raising revenues. Rather, the authorities are financing vehicles created solely for the construction of buildings or the purchase of equipment that will be used by a state or local government. Thus, the bonds are subject to the ability and willingness of the lessee government to meet its lease rental payments which include debt service on the bonds. Lease rental bonds are subject to the risk that the lessee government is not legally obligated to budget and appropriate for the rental payments beyond the current fiscal year. These bonds are also subject to the risk of abatement in many states as rental bonds cease in the event that damage, destruction or condemnation of the project prevents its use by the lessee. Also, in the event of default by the lessee government, there may be significant legal and/or practical difficulties involved in the reletting or sale of the project.

Capital Improvement Facility Bonds. The Portfolio of a Trust may contain Bonds which are in the capital improvement facilities category. Capital improvement bonds are bonds issued to provide funds to assist political subdivisions or agencies of a state through acquisition of the underlying debt of a state or local political subdivision or agency. The risks of an investment in such bonds include the risk of possible prepayment or failure of payment of proceeds on and default of the underlying debt.

Solid Waste Disposal Bonds. Bonds issued for solid waste disposal facilities are generally payable from tipping fees and from revenues that may be earned by the facility on the sale of electrical energy generated in the combustion of waste products. The ability of solid waste disposal facilities to meet their obligations depends upon the continued use of the facility, the successful and efficient operation of the facility and, in the case of waste-to-energy facilities, the continued ability of the facility to generate electricity on a commercial basis. Also, increasing environmental regulation on the federal, state and local level has a significant impact on waste disposal facilities. While regulation requires more waste producers to use waste disposal facilities, it also imposes significant costs on the facilities.

Moral Obligation Bonds. The Trust may also include “moral obligation” bonds. If an issuer of moral obligation bonds is unable to meet its obligations, the repayment of the bonds becomes a moral commitment but not a legal obligation of the state or municipality in question. Thus, such a commitment generally requires appropriation by the state legislature and accordingly does not constitute a legally enforceable obligation or debt of the state. The agencies or authorities generally have no taxing power.

Refunded Bonds. Refunded Bonds are typically secured by direct obligations of the U.S. Government, or in some cases obligations guaranteed by the U.S. Government, placed in an escrow account maintained by an independent trustee until maturity or a predetermined redemption date. These obligations are generally noncallable prior to maturity or the predetermined redemption date. In a few isolated instances to date, however, bonds which were thought to be escrowed to maturity have been called for redemption prior to maturity.

Airport, Port and Highway Revenue Bonds. Certain facility revenue bonds are payable from and secured by the revenues from the ownership and operation of particular facilities, such as airports, highways and port authorities. Airport operating income may be affected by the ability of airlines to meet their obligations under the agreements with airports. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as use fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors and increased cost of maintenance or decreased use of a facility. The Sponsor cannot predict what effect conditions may have on revenues which are dependent for payment on these bonds.

Special Tax Bonds. Special tax bonds are payable from and secured by the revenues derived by a municipality from a particular tax. Examples of such special taxes are a tax on the rental of a hotel room, on the purchase of food and beverages, on the rental of automobiles or on the consumption of liquor. Special tax bonds are not secured by the general tax revenues of the municipality, and they do not represent general obligations of the municipality. Therefore, payment on special tax bonds may be adversely affected by a reduction in revenues realized from the underlying special tax. Also, should spending on the particular goods or services that are subject to the special tax decline, the municipality may be under no obligation to increase the rate of the special tax to ensure that sufficient revenues are raised from the shrinking taxable base.

Tax Allocation Bonds. Tax allocation bonds are typically secured by incremental tax revenues collected on property within the areas where redevelopment projects, financed by bond proceeds are located. Such payments are expected to be made from projected increases in tax revenues derived from higher assessed values of property resulting from development in the particular project area and not from an increase in tax rates. Special risk considerations include: reduction of, or a less than anticipated increase in, taxable values of property in the project area; successful appeals by property owners of assessed valuations; substantial delinquencies in the payment of property taxes; or imposition of any constitutional or legislative property tax rate decrease.

Tobacco Settlement Revenue Bonds. Tobacco Settlement Revenue Bonds are secured by a state or local government’s proportionate share in the Master Settlement Agreement (“MSA”). The MSA is an agreement, reached out of court in November 1998 between the attorneys general of 46 states (Florida, Minnesota, Mississippi and Texas all settled independently) and six other U.S. jurisdictions (including the District of Columbia, Puerto Rico and Guam), and the four largest U.S. tobacco manufacturers (Philip Morris, RJ Reynolds, Brown & Williamson, and Lorillard). Subsequently 34 smaller tobacco manufacturers signed on to the MSA, bringing the current combined market share of participating tobacco manufacturers to approximately 99%. The MSA basically provides for payments annually by the manufacturers to the states and jurisdictions in perpetuity, in exchange for releasing all claims against the manufacturers and a pledge of no further litigation. The MSA established a base payment schedule and a formula for adjusting payments each year. Manufacturers pay into a master escrow trust based on their market share, and each state receives a fixed percentage of the payment as set forth in the MSA. Annual payments are highly dependent on annual domestic cigarette shipments and inflation, as well as several other factors. As a result, payments made by tobacco manufacturers could be negatively impacted by a decrease in tobacco consumption over time. A market share loss by the MSA companies to non-MSA participating manufacturers would also cause a downward adjustment in the payment amounts. A participating manufacturer filing for bankruptcy could cause delays or reductions in bond payments.

Certain Tobacco Settlement Revenue Bonds are issued with “turbo” redemption features. Under the turbo structure, all available excess revenues are applied as an early redemption to the designated first turbo maturity until it is completely repaid, and then to the next turbo maturity until paid in full, and so on. The result is that the returned principal creates an average maturity that could be much shorter than the legal final maturity.

Transit Authority Bonds. Mass transit is generally not self-supporting from fare revenues. Therefore, additional financial resources must be made available to ensure operation of mass transit systems as well as the timely payment of debt service. Often such financial resources include federal and state subsidies, lease rentals paid by funds of the state or local government or a pledge of a special tax. If fare revenues or the additional financial resources do not increase appropriately to pay for rising operating expenses, the ability of the issuer to adequately service the debt may be adversely affected.

Convention Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the convention facilities category. Bonds in the convention facilities category include special limited obligation securities issued to finance convention and sports facilities payable from rental payments and annual governmental appropriations. The governmental agency is not obligated to make payments in any year in which the monies have not been appropriated to make such payments. In addition, these facilities are limited use facilities that may not be used for purposes other than as convention centers or sports facilities.

Correctional Facility Bonds. The Portfolio of a Trust may contain Bonds of issuers in the correctional facilities category. Bonds in the correctional facilities category include special limited obligation securities issued to construct, rehabilitate and purchase correctional facilities payable from governmental rental payments and/or appropriations.

Puerto Rico Bonds. Certain of the Bonds in the Trust may be general obligations and/or revenue bonds of issuers located in the Commonwealth of Puerto Rico (“Puerto Rico” or the “Commonwealth”). These Bonds will be affected by general economic conditions in Puerto Rico. The economy of Puerto Rico is fully integrated with that of the mainland United States. During fiscal year 2002 (July 2001 through June 2002), approximately 89% of Puerto Rico’s exports went to the United States mainland, which was also the source of approximately 50% of Puerto Rico’s imports.

Puerto Rico has a diversified economy with manufacturing and services comprising its principal sectors. In fiscal year 2002, gross product was $45.2 billion ($35.2 billion in 1996 prices) compared to $44.2 billion ($35.3 billion in 1996 prices) for fiscal year 2001. This represents a nominal increase in gross product from fiscal year 2001 to 2002 of 2.3% (-0.2% in 1996 prices). The performance of the economy during the fiscal year 2002 was affected primarily by the performance of the United States economy, the level of transfer payments, and the level of oil prices and interest rates.

The Planning Board’s real gross product forecast for fiscal year 2003, made in February 2003, projects an increase of 1.7%. The performance of the Puerto Rico economy during the balance of fiscal year 2003 and fiscal year 2004 may be adversely affected by a drawn out conflict with Iraq, the occurrence of terrorist acts and sustained high oil prices. To mitigate the impact of high oil prices, the Electric Power Authority has instituted a hedging program with respect to a portion (around 8%) of its oil supply. The hedging contracts expire in June 2004.

Preliminary Revenues and Expenditures for Fiscal Year 2002 and Approved Budget for Fiscal Year 2003. For the fiscal year ended June 30, 2002, preliminary General Fund revenues were $7.50 billion, which is $540 million or 7.8% higher than General Fund revenues during fiscal year 2001, and $37 million higher than originally budgeted revenues for this period.

Expenditures for the 2002 fiscal year, on the other hand, are estimated to be $7.64 billion, which is $140 million or 1.9% higher than the $7.50 billion estimated revised budget for the fiscal year, which revised budget is based on preliminary General Fund revenues for the fiscal year. The Commonwealth expects to cover these additional expenditures with $120 million of reserve funds from the Commonwealth’s Budgetary Fund and with $20 million of unused funds from certain agencies that have operating surpluses.

The approved budget for fiscal year 2003 (which commenced on July 1, 2002) includes General Fund expenditures of $7.84 billion, which is $373 million or 5.0% higher than the $7.47 billion originally budgeted for fiscal year 2002. General Fund revenues for fiscal year 2003 are projected to be $7.84 billion.

Ratings. On May 30, 2002, Standard & Poor’s lowered the Commonwealth’s debt rating from “A” to “A-.” Standard & Poor’s stated that the downgrade reflected five years of deficit operations and the use of deficit financing and back loading of debt to eliminate a large accumulated operating deficit. On December 11, 2002, Standard & Poor’s also placed its ratings and underlying ratings on the Commonwealth’s outstanding debt on Credit Watch with negative implications, reflecting concerns of its general ability to enforce appropriate accounting, fiscal and management controls.

The preceding discussion provides only a brief summary of economic factors that may affect the market values of Puerto Rico municipal obligations. There can be no assurance that current or future economic difficulties in the United States or Puerto Rico and the resulting impact on Puerto Rico will not adversely affect the market value of Puerto Rico municipal obligations held by the Trust or the ability of particular issuers to make timely payments of debt service on these obligations. The information provided in this section is largely based on information drawn from Official Statements relating to securities offerings of Puerto Rico municipal obligations as of the date of this Prospectus. The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

Insurance

All of the bonds in an insured Trust are, and certain bonds in an uninsured Trust (the “Insured Bonds”) may be, insured or guaranteed by American Capital Access Corporation (“ACA”), Ambac Assurance Corporation (“AMBAC”), Financial Guaranty Insurance Company (“FGIC”), Financial Security Assurance Inc. (“FSA”), MBIA Insurance Corporation (“MBIA”), Radian Asset Assurance Inc. (“Radian”) or XL Capital Insurance Inc. (“XLCA”) (collectively, the “Insurance Companies”). Insurance policies generally make payments only according to a bond’s original payment schedule and do not make early payments when a bond defaults or becomes taxable. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of each of these companies, unless otherwise indicated, is rated AAA by Standard & Poor’s or another acceptable national rating service. Standard & Poor’s has assigned an A claims-paying ability to ACA and an AA claims-paying ability to Radian. All of the bonds in an insured Trust will be insured or guaranteed by a AAA-rated insurer as of the Date of Deposit. The ratings are subject to change at any time at the discretion of the rating agencies.

The cost of this insurance is borne either by the issuers or previous owners of the bonds. The Sponsor does not insure the bonds in conjunction with their deposit in a Trust and makes no representations with regard to the adequacy of the insurance covering any of the Insured Bonds. The insurance policies are non- cancellable and will continue in force so long as the bonds are outstanding and the insurers remain in business. The insurance policies guarantee the timely payment of principal and interest on the Insured Bonds. However, the insurance policies do not guarantee the market value of the Insured Bonds or the value of the Units. The above information relating to the Insurance Companies has been obtained from publicly available information. No representation is made as to the accuracy or adequacy of the information or as to the absence of material adverse changes since the information was made available to the public.

Litigation and Legislation

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Trust. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted, with respect to Bonds in the Trust. Litigation, for example, challenging the issuance of pollution control revenue bonds under environmental protection statutes may affect the validity of Bonds or the tax-free nature of their interest. While the outcome of litigation of this nature can never be entirely predicted, opinions of bond counsel are delivered on the date of issuance of each Bond to the effect that the Bond has been validly issued and that the interest thereon is exempt from regular federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to make payments due on the Bonds.

Tax Exemption

From time to time Congress considers proposals to tax the interest on state and local obligations, such as the Bonds. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted into law, could adversely affect an investment in Units. See “Taxes” herein for a more detailed discussion concerning the tax consequences of an investment in Units. Holders are urged to consult their own tax advisers.

TAXES

This is a general discussion of some of the income tax consequences of the ownership of the Units. It applies only to investors who hold the Units as capital assets. It does not discuss rules that apply to investors subject to special tax treatment, such as securities dealers, financial institutions, insurance companies, tax-exempt organizations or anyone who holds the Units as part of a hedge or straddle.

The Bonds

In the opinions of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds), the interest on the Bonds is excludable from gross income for regular federal income tax purposes under the law in effect at that time (except in certain circumstances because of the identity of the holder). However, interest on the Bonds may be subject to state and local taxes. The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made and will not make any review of the procedures for the issuance of the Bonds or the basis for these opinions.

In the opinions of bond counsel referred to above, none of the interest received on the Bonds at the time of issuance is subject to the alternative minimum tax for individuals. However, the interest is includible in the calculation of a corporation’s alternative minimum tax.

In the case of certain Bonds, the opinions of bond counsel indicate that interest received by a substantial user of the facilities financed with proceeds of the Bonds, or persons related thereto, will not be exempt from regular federal income tax, although interest on those Bonds received by others generally would be exempt. The term substantial user includes only a person whose gross revenue derived with respect to the facilities financed by the issuance of the Bonds is more than 5% of the total revenue derived by all users of those facilities, or who occupies more than 5% of the usable areas of those facilities or for whom those facilities or a part thereof were specifically constructed, reconstructed or acquired. Related persons are defined to include certain related natural persons, affiliated corporations, partners and partnerships. Similar rules may be applicable for state tax purposes.

The opinions of bond counsel are limited to the law existing at the time the Bonds were issued, and may not apply to the extent that future changes in law, regulations or interpretations affect such Bonds. Interest on some or all of the Bonds may become subject to regular federal income tax, perhaps retroactively to their dates of issuance, as a result of possible changes in federal law or as a result of the failure of issuers (or other users of the proceeds of the bonds) to comply with certain ongoing requirements. Failure to meet these requirements could cause the interest on the Bonds to become taxable, thereby reducing the value of the Bonds, subjecting holders of the Bonds to unanticipated tax liabilities and possibly requiring the Trustee to sell the Bonds at reduced values.

The Sponsor and Paul, Hastings, Janofsky & Walker LLP have not made any investigation as to the current or future owners or users of the facilities financed by the Bonds, the amount of such persons’ outstanding tax-exempt private activity bonds, or the facilities themselves, and it is not possible to give any assurance that future events will not affect the tax-exempt status of the Bonds.

From time to time Congress considers proposals to tax the interest on state and local obligations such as the Bonds and it can be expected that similar proposals, including proposals for a flat tax or consumption tax, may be introduced in the future. The Supreme Court has concluded that the U.S. Constitution does not prohibit Congress from passing a nondiscriminatory tax on interest on state and local obligations. This type of legislation, if enacted, could adversely affect an investment in Units. The decision does not, however, affect the current exemption from taxation of the interest earned on the Bonds in the Trust.

As of the date of this prospectus, legislation passed in 2003 institutes lower personal income and capital gain tax rates under federal law. Under lower personal income tax rates on interest income, the benefit of the tax-exempt status of the Bonds held by the Trusts is relatively less than the benefit that would exist under higher tax rates. Investors should be aware of this change in tax rates given that the interest rates on the Bonds generally are lower than the pre-tax interest rates on similar taxable bonds.

Investors should consult their tax advisors for advice with respect to the effect of these provisions on their particular tax situation.

The Trust

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing law as of the date of this Prospectus:

The Trusts are not associations taxable as corporations for federal income tax purposes, and the interest on the Bonds that is excludable from federal gross income when received by the Trusts will be excludable from the federal gross income of the Holders. Any proceeds paid under the insurance policies described above issued to the Trusts with respect to the Bonds and any proceeds paid under individual policies obtained by issuers of Bonds or other parties that represent maturing interest on defaulted obligations held by the Trusts will be excludable from federal gross income to the same extent as such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations.

Each Holder will be considered the owner of a pro rata portion of the Bonds and any other assets held in the Trust under the grantor trust rules of the Code. Each Holder will be considered to have received its pro rata share of income from Bonds held by the Trust on receipt by the Trust (or earlier accrual, depending on the Holder’s method of accounting and depending on the existence of any original issue discount on the Bonds), and each Holder will have a taxable event when an underlying Bond is disposed of (whether by sale, redemption, or payment at maturity) or when the Holder sells, exchanges or redeems its Units.

The opinion of Paul, Hastings, Janofsky & Walker LLP, which is set forth above, as to the tax status of the Trusts is not affected by the provision of the Trust Agreement that authorizes the acquisition of Replacement Bonds or by the implementation of the option automatically to reinvest principal and interest distributions from the Trusts pursuant to the Reinvestment Programs, described under “Reinvestment Programs” in this Part B. However, reinvestment does not avoid a taxable event that otherwise occurs.

Other Tax Issues

The Trust may contain Bonds issued with original issue discount. Holders are required to accrue tax-exempt original issue discount by using the constant interest method provided for the holders of taxable obligations and to increase the basis of a tax-exempt obligation by the amount of any accrued tax-exempt original issue discount. These provisions are applicable to obligations issued after September 3, 1982, and acquired after March 1, 1984. The Trust’s tax basis (and the Holder’s tax basis) in a Bond is increased by any tax-exempt accrued original issue discount. For Bonds issued after June 9, 1980, that are redeemed prior to maturity, the difference between the Trust’s basis, as adjusted, and the amount received will be taxable gain or loss to the Holders.

Holders should consult their own tax advisors with respect to the state and local tax consequences of owning original issue discount bonds. It is possible that in determining state and local taxes, interest on tax-exempt bonds issued with original issue discount may be deemed to be received in the year of accrual even though there is no corresponding cash payment.

The total cost of a Unit to a Holder, including sales charge, is allocated among the Bonds held in the Trust (in proportion to the values of each Bond) in order to determine the Holder’s per Unit tax basis for each Bond. The tax basis reduction requirements of the Code relating to amortization of bond premium discussed below will apply separately to the per Unit cost of each such Bond.

A Holder will be considered to have purchased its pro rata interest in a Bond at a premium when it acquires a Unit if its tax cost for its pro rata interest in the Bond exceeds its pro rata interest in the Bond’s face amount (or the issue price plus accrued original issue discount of an original issue discount bond). The Holder will be required to amortize any premium over the period remaining before the maturity or call date of the Bond. Amortization of premium on a Bond will reduce a Holder’s tax basis for its pro rata interest in the Bond, but will not result in any deduction from the Holder’s income. Thus, for example, a Holder who purchases a Unit at a price that results in a Bond premium and resells it at the same price will recognize taxable gain equal to the portion of the premium that was amortized during the period the Holder is considered to have held such interest.

Bond premium must be amortized under the method the Holder regularly employs for amortizing bond premium (assuming such method is reasonable). With respect to a callable bond, the premium must be computed with respect to the call price and be amortized to the first call date (and successively to later call dates based on the call prices for those dates).

Gain or loss realized on a sale, maturity or redemption of the Bonds or on a sale or redemption of a Unit is includible in gross income for federal, state and local income tax purposes. That gain or loss will be capital gain or loss, assuming that the Unit is held as a capital asset, except for any accrued interest, accrued original issue discount or accrued market discount. When a Bond is sold by the Trust, taxable gain or loss will be realized by the Holder equal the difference between (i) the amount received (excluding the portion representing accrued interest) and (ii) the adjusted basis (including any accrued original issue discount). Taxable gain or loss will also result if a Unit is sold or redeemed for an amount different from its adjusted basis to the Holder. The amount received when a Unit is sold or redeemed is allocated among all the Bonds in the Trust in the same manner if the Trust had disposed of the Bonds, and the Holder may exclude accrued interest, including any accrued original issue discount, but not amounts attributable to market discount. The return of a Holder’s tax basis is otherwise a tax-free return of capital.

A Holder may acquire its Units or the Trust may acquire Bonds at a price that represents a market discount for the Bonds. Bonds purchased at a market discount tend to increase in market value as they approach maturity, when the principal amount is payable, thus increasing the potential for taxable gain (or reducing the potential for loss) on their redemption, maturity or sale. Gain on the disposition of a Bond purchased at a market discount generally will be treated as taxable ordinary income, rather than capital gain, to the extent of any accrued market discount.

Long-term capital gains realized by non-corporate Holders (with respect to Units and Bonds held for more than one year) will be taxed at a maximum federal income tax rate of 15% (5% if the non-corporate Holder is, and would be after accounting for such gains, eligible for the 10% or 15% tax bracket for ordinary income), while ordinary income and short-term capital gains received by non-corporate Holders will be taxed at a maximum federal income tax rate of 35%. The deductibility of capital losses is limited to the amount of capital gain; in addition, up to $3,000 of capital losses of noncorporate Holders ($1,500 in the case of married individuals filing separate returns) may be deducted against ordinary income. Since the proceeds from the sale of Bonds, under certain circumstances, may not be distributed pro-rata, a Holder’s taxable income or gain for any year may exceed its actual cash distributions in that year.

If the Trust purchases any units of a previously issued unit investment trust series, based on the opinion of counsel with respect to such series, the Trust’s pro rata ownership interest in the bonds of such series (or any previously issued series) will be treated as though it were owned directly by the Trust.

Among other things, the Code provides for the following: (1) interest on certain private activity bonds is an item of tax preference included in the calculation of alternative minimum tax, however, bond counsel has opined that none of the Bonds in the Trust are covered by this provision; (2) 75% of the amount by which adjusted current earnings (including interest on all tax-exempt bonds) exceed alternative minimum taxable income, as modified for this calculation, will be included in corporate alternative minimum taxable income; (3) subject to certain exceptions, no financial institution is allowed a deduction for interest expense allocable to tax-exempt interest on bonds acquired after August 7, 1986; (4) the amount of the deduction allowed to property and casualty insurance companies for underwriting loss is decreased by an amount determined with regard to tax-exempt interest income and the deductible portion of dividends received by such companies; (5) an issuer must meet certain requirements on a continuing basis in order for interest on a bond to be tax-exempt, with failure to meet such requirements resulting in the loss of tax exemption; and (6) the branch profits tax on U.S. branches of foreign corporations may have the effect of taxing a U.S. branch of a foreign corporation on the interest on bonds otherwise exempt from tax.

The Code provides that a portion of social security benefits is includible in taxable income for taxpayers whose “modified adjusted gross income” combined with a portion of their social security benefits exceeds a base amount. The base amount is $32,000 for a married couple filing a joint return, zero for married persons filing separate returns and not living apart at all times during the year, and $25,000 for all others. Interest on tax-exempt bonds is added to adjusted gross income for purposes of determining whether an individual’s income exceeds this base amount.

Certain S corporations, with accumulated earnings and profits from years in which they were subject to regular corporate tax, may be subject to tax on tax-exempt interest.

If borrowed funds are used by a Holder to purchase or carry Units of the Trust, interest on such indebtedness will not be deductible for federal income tax purposes. Fees and expenses of the Trust will also not be deductible. Under rules used by the Internal Revenue Service, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of Units. Similar rules are applicable for purposes of state and local taxation.

After the end of each calendar year, the Trustee will furnish to each Holder an annual statement containing information relating to the interest received by the Trust on the Bonds, the gross proceeds received by the Trust from the disposition of any Bond (resulting from redemption or payment at maturity of any Bond or the sale by the Trust of any Bond), and the fees and expenses paid by the Trust. The Trustee will also furnish annual information returns to each Holder and to the Internal Revenue Service. Holders are required to report to the Internal Revenue Service the amount of tax-exempt interest received during the year.

EXPENSES AND CHARGES

Initial Expenses

Investors will reimburse the Sponsor on a per Unit basis, all or a portion of the estimated costs incurred in organizing each Trust including the cost of the initial preparation of documents relating to a Trust, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket expenses. The estimated organization costs will be paid to the Sponsor from the assets of a Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the costs incurred in establishing a Trust, as well as advertising and selling expenses and other out-of-pocket expenses will be paid at no cost to the Trusts.

Fees

The Trustee’s, Evaluator’s and Sponsor’s fees are set forth under the Summary of Essential Information. The Trustee receives for its services as Trustee payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee’s fee is based on the principal amount of Bonds contained in the Trust during the preceding month. The Trustee also receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

The Evaluator’s fee, which is earned for Bond evaluations, is received for each evaluation of the Bonds in a Trust as set forth under Summary of Essential Information.

The Sponsor’s fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor’s fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust. However, at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Tax Exempt Securities Trusts in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

The fees of the Trustee, Evaluator and Sponsor may be increased without approval of Holders in proportion to increases under the classification “All Services Less Rent” in the Consumer Price Index published by the United States Department of Labor.

Other Charges

The following additional charges are or may be incurred by a Trust: all expenses of the Trustee (including fees and expenses of counsel and auditors) incurred in connection with its activities under the Trust Agreement, including reports and communications to Holders; expenses and costs of any action undertaken by the Trustee to protect a Trust and the rights and interests of the Holders; fees of the Trustee for any extraordinary services performed under the Trust Agreement; indemnification of the Trustee for any loss or liability accruing to it without gross negligence, bad faith or willful misconduct on its part, arising out of or in connection with its acceptance or administration of a Trust.

To the extent lawful, the Trust will also pay expenses associated with updating the Trusts’ registration statements and maintaining registration or qualification of the Units and/or a Trust under federal or state securities laws subsequent to initial registration. Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust’s sponsor. Any payments received by the Sponsor reimbursing it for payments made to update the Trusts’ registration statements will not exceed the costs incurred by the Sponsor.

The Trusts shall further incur expenses associated with all taxes and other governmental charges imposed upon the Bonds or any part of a Trust (no such taxes or charges are being levied or made or, to the knowledge of the Sponsor, contemplated). The above expenses, including the Trustee’s fee, when paid by or owing to the Trustee, are secured by a lien on the Trust. In addition, the Trustee is empowered to sell Bonds in order to make funds available to pay all expenses. All direct distribution expenses of the Trusts (including the costs of maintaining the secondary market for the Trusts), such as printing and distributing prospectuses, and preparing, printing and distributing any advertisements or sales literature, will be paid at no cost to the Trusts.

PUBLIC OFFERING

Offering Price

During the initial public offering period, the Public Offering Price of the Units is determined by adding to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period, the Public Offering Price of the Units of a Trust will be determined by adding to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit a sales charge equal to a percentage of the Public Offering Price of the Units, as set forth in the table below. A proportionate share of accrued and undistributed interest on the Bonds in a Trust at the date of delivery of the Units to the purchaser is also added to the Public Offering Price.

During and after the initial public offering period, the sales charge and dealer concession for the National Trust (Intermediate/Long Series) will be reduced as follows:

Units Purchased†	Percent of Public Offering Price	Percent of Net Amount Invested	Dealer Concession
1-99	3.70%	3.842%	$26.00
100-249	3.00%	3.093%	$22.00
250-499	2.50%	2.564%	$18.00
500-999	1.75%	1.781%	$14.00
1,000 or more	1.25%	1.266%	$10.00

During and after the initial public offering period, the sales charge and dealer concession for the National, Florida, New York and Pennsylvania Trusts will be reduced as follows:

Units Purchased†	Percent of Public Offering Price	Percent of Net Amount Invested	Dealer Concession
1-99	4.70%	4.932%	$33.00
100-249	3.90%	4.058%	$30.00
250-499	3.00%	3.093%	$20.00
500-999	2.00%	2.041%	$15.00
1,000 or more	1.50%	1.523%	$12.00

For purposes of calculating the reduced sales charge for quantity purchases in the tables above, purchasers of units of any series of Tax Exempt Securities Trust in the primary offering period may aggregate all such purchases made on a single trade date. For example, a purchaser who on the same date buys 200 units of an Intermediate Term Trust and 200 units of a National Trust, each in the primary offering period, would be entitled to a sales charge of 2.50% of the Public Offering Price per Unit for the Intermediate Term Trust and 3.00% of the Public Offering Price per Unit for the National Trust.

The holders of units of any unit investment trust (the “Exchangeable Series”) may exchange units of the Exchangeable Series for Units of a Trust of this Series at their relative net asset values, subject to a fixed sales charge of 1.75% of the Public Offering Price per Unit for an Intermediate Term Trust or National Trust (Intermediate/Long Series) and 2.00% of the Public Offering Price per Unit for a National or State Trust. See “Exchange Option” herein.

The Sponsor may at any time change the amount by which the sales charge is reduced, or discontinue the discount completely.

Employees of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a Public Offering Price equal to the Evaluator’s determination of the aggregate offering price of the Bonds per Unit plus a sales charge of .65%. In addition, during the initial public offering period a portion of the Public Offering Price per Unit also consists of cash in an amount sufficient to pay the per Unit portion of all or a part of the cost incurred in organizing and offering a Trust. After the initial public offering period such purchases may be made at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit plus a sales charge of .65%. Sales through such plans to employees of the Sponsor result in less selling effort and selling expenses than sales to the general public. Participants in the Smith Barney Asset OneSM Program and in the Reinvestment Program of any series of the Trust may purchase Units at a Public Offering Price equal to the Evaluator’s determination of the aggregate offering price of the Bonds (plus cash held by the Trust for organization and offering costs) per Unit during the initial offering period and after the initial offering period at a Public Offering Price equal to the Evaluator’s determination of the aggregate bid price of the Bonds per Unit. Participants in the Smith Barney Asset OneSM Program are subject to certain fees for specified securities brokerage and execution services.

† The reduced sales charge is also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $1,000 for one Unit, etc. Units held in the name of the spouse or child under the age of 21 of the purchaser are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge.

Method of Evaluation

During the initial public offering period, the aggregate offering price of the Bonds is determined by the Evaluator (1) on the basis of current offering prices for Bonds, (2) if offering prices are not available for any Bonds, on the basis of current offering prices for comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations are made each business day as of the Evaluation Time set forth in the Summary of Essential Information. Following the initial public offering period, the aggregate bid price of the Bonds will be determined by the Evaluator (1) on the basis of the current bid prices for the Bonds, (2) if bid prices are not available for any Bonds, on the basis of current bid prices of comparable securities, (3) by appraisal, or (4) by any combination of the above. Such determinations will be made each business day as of the Evaluation Time set forth in the Summary of Essential Information. The term “business day,” as used herein shall exclude Saturdays, Sundays and any day on which the New York Stock Exchange is closed. The difference between the bid and offering prices of the Bonds may be expected to average approximately 1 1/2% of principal amount of the Bonds. In the case of actively traded securities, the difference may be as little as  1/2 of 1%, and in the case of inactively traded securities such difference will usually not exceed 3%. On the Date of Deposit for each Trust the aggregate current offering price of such Bonds per Unit exceeded the bid price of such Bonds per Unit by the amounts set forth under Summary of Essential Information.

Distribution of Units

During the initial public offering period Units of a Trust will be distributed to the public at the Public Offering Price through the Underwriters and dealers. The initial public offering period is 30 days unless all Units of a Trust are sold prior thereto, in which case the initial public offering period terminates with the sale of all Units. So long as all Units initially offered have not been sold, the Sponsor may extend the initial public offering period for up to four additional successive 30-day periods. Upon completion of the initial public offering, Units which remain unsold or which may be acquired in the secondary market may be offered by this Prospectus at the Public Offering Price determined in the manner provided for secondary market sales.

It is the Sponsor’s intention to qualify Units of a Trust for sale through the Underwriters and dealers who are members of the National Association of Securities Dealers, Inc. Units of a State Trust will be offered for sale in the state for which the Trust is named. The Sponsor also may qualify Units of a State Trust for sale in other states. Units will initially be sold to dealers at prices which represent a concession equal to the amount designated in the tables under “Public Offering—Offering Price.” The Sponsor reserves the right to change the amount of the concession to dealers from time to time and to vary the amount of the concession to affiliated dealers. After the initial offering period the dealer concession is negotiated on a case-by-case basis.

Sales will be made only with respect to whole Units, and the Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units. A purchaser does not become a Holder or become entitled to exercise the rights of a Holder (including the right to redeem his Units) until he has paid for his Units. Generally, such payment must be made within five business days after an order for the purchase of Units has been placed. The price paid by a Holder is the Public Offering Price in effect at the time his order is received, plus accrued interest. This price may be different from the Public Offering Price in effect on any other day, including the day on which he made payment for the Units.

Market for Units

While the Sponsor is not obligated to do so, its intention is to maintain a market for the Units of a Trust and to continuously offer to purchase such Units at prices based upon the aggregate bid price of the underlying Bonds. The Sponsor may cease to maintain such a market at any time and from time to time without notice if the supply of Units of a Trust of this Series exceeds demand or for any other reason. In this event the Sponsor may nonetheless purchase Units at prices based on the current Redemption Price of those Units. In the event that a market is not maintained for the Units of a Trust, a Holder desiring to dispose of its Units may be able to do so by tendering such Units to the Trustee for redemption at the Redemption Price.

Exchange Option

Holders may exchange their Units of this Series for Units of any series of Tax Exempt Securities Trust (the “Exchange Trust”) available for sale in the state in which the Holder resides. Such exchange will be at a Public Offering Price for the Units of the Exchange Trust to be acquired based on a fixed sales charge of 1.75% of the Public Offering Price per Unit for an Intermediate Term Trust or National Trust (Intermediate/Long Series) and 2.00% of the Public Offering Price per Unit for a National or State Trust. The terms of the Exchange Option will also apply to Holders who wish to exchange Units of an Exchangeable Series for Units of a Trust of this Series. The Sponsor reserves the right to modify, suspend or terminate this plan at any time without further notice to Holders. Therefore, there is no assurance that the Exchange Option will be available to a Holder. Exchanges will be effected in whole units only. If the proceeds from the Units being surrendered are less than the cost of a whole number of Units being acquired, the exchanging Holder will be permitted to add cash in an amount to round up to the next highest number of whole Units.

An exchange of Units pursuant to the Exchange Option for units of an Exchange Trust, or Units of an Exchangeable Series for Units of a Trust, will generally constitute a taxable event under the Code, i.e., a Holder will recognize a gain or loss at the time of exchange. However, an exchange of Units of this Trust for Units of any other series of the Tax Exempt Securities Trust, or Units of an Exchangeable Series for Units of a Trust of this Series, which are grantor trusts for U.S. federal income tax purposes, will not constitute a taxable event to the extent that the underlying securities in each trust do not differ materially either in kind or in extent. Holders are urged to consult their own tax advisors as to the tax consequences to them of exchanging Units in particular cases.

Units of the Exchange Trust or a Trust of this Series will be sold under the Exchange Option at the bid prices (for trusts being offered in the secondary market) and offer prices (for trusts being offered in the primary market) of the underlying securities in the particular portfolio involved per Unit plus a fixed sales charge of 1.75% of the Public Offering Price per Unit for an Intermediate Term Trust or National Trust (Intermediate/Long Series) and 2.00% of the Public Offering Price per Unit for a National or State Trust. Sales to dealers will be made at prices which represent a concession. The amount of the concession will be established at the time of sale by the Sponsor. As an example, assume that a Holder, who has three Units of a National or State Trust with a current price of $1,020 per Unit based on the bid prices of the underlying securities, desires to exchange his Units for Units of a series of an Exchange Trust with a current price of $880 per Unit based on the bid prices of the underlying securities. In this example, the proceeds from the Holder’s Units will aggregate $3,060. Since only whole Units of an Exchange Trust or a Trust of this Series may be purchased under the Exchange Option, the Holder would be able to acquire three Units in the Exchange Trust for a total cost of $2,692.80 ($2,640 for the Units and $52.80 for the sales charge) and would receive the remainder of his proceeds ($367.20) in cash. The Holder, at his option, could also decide to add $530.40 ($512.80 for the Unit and $17.60 for the sales charge) to the remaining cash balance and purchase another Unit of the Exchange Trust as explained in the first paragraph of this section.

Reinvestment Programs

Distributions of interest and/or principal are made to Holders monthly. The Holder has the option of either receiving a monthly income check from the Trustee or participating in one of the reinvestment programs offered by the Sponsor provided such Holder meets the minimum qualifications of the reinvestment program and such program lawfully qualifies for sale in the jurisdiction in which the Holder resides. Upon enrollment in a reinvestment program, the Trustee will direct monthly interest distributions and principal distributions to the reinvestment program selected by the Holder. Since the Sponsor has arranged for different reinvestment alternatives Holders should contact the Sponsor for more complete information, including charges and expenses. The appropriate prospectus will be sent to the Holder. The Holder should read the prospectus for a reinvestment program carefully before deciding to participate. Participation in the reinvestment program will apply to all Units of a Trust owned by a Holder and may be terminated at any time by the Holder. The program may also be modified or terminated by the Trustee or the program’s sponsor.

Sponsor’s and Underwriters’ Profits

The Underwriters receive a commission based on the sales charge of a particular Trust as adjusted pursuant to the agreement among Underwriters. The Sponsor receives a gross commission equal to the applicable sales charge for any Units they have underwritten, and receive the difference between the applicable sales charge and the Underwriter’s commission for the remainder of the Units. In addition, the Sponsor may realize profits or sustain losses in the amount of any difference between the cost of the Bonds to a Trust and the purchase price of such Bonds to the Sponsor. Under certain circumstances, an Underwriter may be entitled to share in such profits, if any, realized by the Sponsor. The Sponsor may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired from its own organization or from underwriting syndicates of which it was a member. During the initial public offering period the Underwriters also may realize profits or sustain losses as a result of fluctuations after the Date of Deposit in the offering prices of the Bonds and hence in the Public Offering Price received by the Underwriters for Units. Cash made available to the Sponsor prior to the anticipated first settlement date for the purchase of Units may be used in the Sponsor’s businesses to the extent permitted by applicable regulations.

In maintaining a market for the Units the Sponsor will also realize profits or sustain losses in the amount of any difference between the price at which they buy such Units and the price at which they resell or redeem such Units.

RIGHTS OF HOLDERS

Certificates

Ownership of Units may be evidenced by registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer.

Certificates may be issued in denominations of one Unit or any multiple thereof. A Holder may be required to pay $2.00 per certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. For new certificates issued to replace destroyed, stolen or lost certificates, the Holder must furnish indemnity satisfactory to the Trustee and must pay such expenses as the Trustee may incur. Mutilated certificates must be surrendered to the Trustee for replacement.

Distribution of Interest and Principal

Interest and principal received by a Trust will be distributed on each monthly Distribution Date on a pro rata basis to Holders of record in such

Trust as of the preceding Record Date. All distributions will be net of applicable expenses and funds required for the redemption of Units and, if applicable, reimbursements to the Trustee for interest payments advanced to Holders on previous Distribution Dates.

The Trustee will credit to the Interest Account of a Trust all interest received by such Trust, including that part of the proceeds of any disposition of Bonds of such Trust which represents accrued interest. Other receipts will be credited to the Principal Account of a Trust. The pro rata share of the Interest Account and the pro rata share of cash in the Principal Account represented by each Unit of a Trust will be computed by the Trustee each month as of the Record Date. Proceeds received from the disposition of any of the Bonds subsequent to a Record Date and prior to the next succeeding Distribution Date will be held in the Principal Account and will not be distributed until the following Distribution Date. The distribution to the Holders as of each Record Date will be made on the following Distribution Date or shortly thereafter. Such distributions shall consist of an amount substantially equal to one-twelfth of such Holders’ pro rata share of the estimated annual income to the Interest Account after deducting estimated expenses (the “Monthly Income Distribution”) plus such Holders’ pro rata share of the cash balance in the Principal Account computed as of the close of business on the preceding Record Date. Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. No distribution need be made from the Principal Account if the balance therein is less than an amount sufficient to distribute $5.00 per Unit. The Monthly Income Distribution per Unit initially will be in the amount shown under Summary of Essential Information for a Trust. The Monthly Income Distribution will change as the income and expenses of such Trust change and as Bonds are exchanged, redeemed, paid or sold.

Normally, interest on the Bonds is paid on a semi-annual basis. Because Bond interest is not received by a Trust at a constant rate throughout the year, any Monthly Income Distribution may be more or less than the amount credited to the Interest Account as of the Record Date. In order to eliminate fluctuations in Monthly Income Distributions resulting from such variances, the Trustee is required by the Trust Agreement to advance such amounts as may be necessary to provide Monthly Income Distributions of approximately equal amounts. The Trustee will then be reimbursed, without interest, for any such advances from funds available from the Interest Account on the next ensuing Record Date. If all or a portion of the Bonds for which advances have been made subsequently fail to pay interest when due, the Trustee may recoup such advances by reducing the amount distributed per Unit in one or more Monthly Income Distributions. If Units are redeemed subsequent to such advances by the Trustee, each remaining Holder will be subject to a greater pro rata reduction in his Monthly Income Distribution. To the extent it is unable to recoup advances from the Interest Account, the Trustee is also entitled to withdraw from the Principal Account. Funds which are available for future distributions, payments of expenses and redemptions are in accounts which are non-interest bearing to Holders and are available for use by JPMorgan Chase Bank pursuant to normal banking procedures. The Trustee is entitled to the benefit of any reasonable cash balances in the Income and Principal Accounts. Because of the varying interest payment dates of the Bonds, accrued interest may at any point in time be greater than the amount of interest distributed to Holders. This excess accrued but undistributed interest amount will be added to the value of the Units on any purchase made after the Date of Deposit. If a Holder sells all or a portion of his Units, a portion of his sale proceeds will be allocable to his proportionate share of the accrued interest. Similarly, if a Holder redeems all or a portion of his Units, the Redemption Price per Unit which he is entitled to receive from the Trustee will also include his accrued interest on the Bonds.

As of the first day of each month the Trustee will deduct from the Interest Account of a Trust amounts necessary to pay the expenses of such Trust. To the extent there are not sufficient funds in the Interest Account to pay Trust expenses, the Trustee is also entitled to withdraw from the Principal Account. The Trustee also may withdraw from the accounts such amounts it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee returns any part of such amounts to the appropriate account. In addition, the Trustee may withdraw from the Interest Account and the Principal Account such amounts as may be necessary to cover redemption of Units by the Trustee.

The Trustee has agreed to advance to a Trust the amount of accrued interest due on the Bonds from their respective issue dates or previous interest payment dates through the Date of Deposit. This accrued interest amount will be paid to the Sponsor as the holder of record of all Units on the first settlement date for the Units. Consequently, when the Sponsor sells Units of a Trust, the amount of accrued interest to be added to the Public Offering Price of the Units purchased by an investor will include only accrued interest from the day after the Date of Deposit through the date of settlement of the investor’s purchase (normally three business days after purchase), less any distributions from the Interest Account. The Trustee will recover its advances to a Trust (without interest or other cost to such Trust) from interest received on the Bonds deposited in such Trust.

Reports and Records

The Trustee shall furnish Holders in connection with each distribution a statement of the amount of interest and the amount of other receipts which are being distributed, expressed in each case as a dollar amount per Unit. In the event that the issuer of any of the Bonds fails to make payment when due of any interest or principal and such failure results in a change in the amount which would otherwise be distributed as a monthly distribution, the Trustee will, with the first such distribution following such failure, set forth in an accompanying statement, the issuer and the Bond, the amount of the reduction in the distribution per Unit resulting from such failure, the percentage of the aggregate principal amount of Bonds which such Bond represents and information regarding any disposition or legal action with respect to such Bond. Within a reasonable time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record, a statement (1) as to the Interest Account: interest received, deductions for payment of applicable taxes and for fees and expenses of a Trust, redemptions of Units and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (2) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing interest), deductions for payments of applicable taxes and for fees and expenses of a Trust, redemptions of Units, and the balance remaining after such distributions and deductions, expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (3) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during such calendar year from the Interest Account and from the Principal Account.

The Trustee shall keep available for inspection by Holders at all reasonable times during usual business hours, books of record and account of its transactions as Trustee including records of the names and addresses of Holders, certificates issued or held, a current list of Bonds in the Portfolio of a Trust and a copy of the Trust Agreement.

Redemption of Units

Units may be tendered to the Trustee for redemption at its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245, upon payment of any relevant tax. At the present time there are no specific taxes related to the redemption of the Units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

Certificates for Units to be redeemed must be properly endorsed or accompanied by a written instrument of transfer. Holders must sign exactly as their name appears on the face of the certificate with the signature guaranteed by an officer of a national bank or trust company or by a member of either the New York, Midwest or Pacific Stock Exchange. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

Within seven calendar days following such tender, the Holder will be entitled to receive in cash an amount for each Unit tendered equal to the Redemption Price per Unit. The “date of tender” is deemed to be the date on which Units are received by the Trustee, except as regards Units received after the close of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading.

Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell Bonds in order to make funds available for redemption. Such sales could result in a sale of Bonds by the Trustee at a loss. To the extent Bonds are sold, the size and diversity of a Trust will be reduced.

The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the Redemption Price per Unit for any period during which the New York Stock Exchange is closed or trading on that Exchange is restricted or during which (as determined by the Securities and Exchange Commission) an emergency exists as a result of which disposal or evaluation of the underlying Bonds is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Computation of Redemption Price per Unit

The Redemption Price per Unit of a Trust is determined by the Trustee on the basis of the bid prices of the Bonds in such Trust as of the Evaluation Time on the date any such determination is made. The Redemption Price per Unit of a Trust is each Unit’s pro rata share, determined by the Trustee, of: (1) the aggregate value of the Bonds in such Trust on the bid side of the market (determined by the Evaluator as set forth below), (2) cash on hand in such Trust (other than funds covering contracts to purchase Bonds), and accrued and unpaid interest on the Bonds as of the date of computation, less (a) amounts representing taxes or governmental charges payable out of such Trust, (b) the accrued expenses of such Trust, and (c) cash held for distribution to Holders of such Trust of record as of a date prior to the evaluation. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the organization costs per Unit of a Trust. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust.

Purchase by the Sponsor of Units Tendered for Redemption

The Trust Agreement requires that the Trustee notify the Sponsor of any tender of Units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, will purchase any Units tendered to the Trustee. Such a purchase by the Sponsor will be at the price so bid by making payment to the Holder in an amount not less than the Redemption Price and not later than the day on which the Units would otherwise have been redeemed by the Trustee.

The offering price of any Units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus. Any profit resulting from the resale of such Units will belong to the Sponsor. The Sponsor likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such Units.

SPONSOR

Citigroup Global Markets Inc. (“Citigroup Global Markets”), a New York corporation, was originally incorporated in Delaware in 1960 and traces its history through predecessor partnerships to 1873. On April 7, 2003, the name Salomon Smith Barney Inc. was changed to Citigroup Global Markets. On September 1, 1998, Salomon Brothers Inc. merged with and into Smith Barney Inc. (“Smith Barney”) with Smith Barney surviving the merger and changing its name to Salomon Smith Barney Inc. The merger of Salomon Brothers Inc. and Smith Barney followed the merger of their parent companies in November 1997. Citigroup Global Markets, an investment banking and securities broker-dealer firm, is a member of the New York Stock Exchange, Inc. and other major securities and commodities exchanges, the National Association of Securities Dealers, Inc. and the Securities Industry Association. Citigroup Global Markets is an indirect wholly-owned subsidiary of Citigroup Inc. Citigroup Global Markets or an affiliate is investment adviser, principal underwriter or distributor of 60 open-end investment companies and investment manager of 12 closed-end investment companies. Citigroup Global Markets also sponsors all Series of Corporate Securities Trust, Equity Focus Trusts, The Uncommon Values Trust and Tax Exempt Securities Trust, and acts as co-sponsor of most Series of Defined Assets Funds.

Limitations on Liability

The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to Holders for taking any action or refraining from any action in good faith or for errors in judgment. The Sponsor shall also not be responsible in any way for depreciation or loss incurred by reason of the sale of any Bonds, except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

Although the Trusts are not actively managed as mutual funds are, the portfolios are reviewed periodically on a regular cycle. The Sponsor is empowered to direct the Trustee to dispose of Bonds when certain events occur that adversely affect the value of the Bonds. Such events include: default in payment of interest or principal, default in payment of interest or principal on other obligations of the same issuer, institution of legal proceedings, default under other documents adversely affecting debt service, decline in price or the occurrence of other market or credit factors, or decline in projected income pledged for debt service on revenue Bonds and advanced refunding that, in the opinion of the Sponsor, may be detrimental to the interests of the Holders. The Sponsor intends to provide Portfolio supervisory services for each Trust in order to determine whether the Trustee should be directed to dispose of any such Bonds.

It is the responsibility of the Sponsor to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange and substitution for any Bonds pursuant to a refunding or refinancing plan. However, the

Sponsor may instruct the Trustee to accept such an offer or to take any other action with respect thereto as the Sponsor may deem proper if the issuer is in default with respect to such Bonds or in the judgment of the Sponsor the issuer will probably default in respect to such Bonds in the foreseeable future.

Any obligations so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds the Trustee is required to give notice thereof to each Holder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated in this and the preceding paragraph, the acquisition by a Trust of any securities other than the Bonds initially deposited in the Trust is prohibited.

Resignation

If the Sponsor resigns or becomes unable to perform its duties under the Trust Agreement, and no express provision is made for action by the Trustee in such event, the Trustee may appoint a successor sponsor or terminate the Trust Agreement and liquidate the Trusts.

TRUSTEE

The Trustee is JPMorgan Chase Bank with its principal executive office located at 270 Park Avenue, New York, New York 10017, and its unit investment trust office at 4 Chase MetroTech Center, 3rd Floor, Brooklyn, New York 11245. The Trustee is subject to supervision by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Company and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Bonds deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Bonds and coupon- clipping, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Limitations on Liability

The Trustee shall not be liable or responsible in any way for depreciation or loss incurred by reason of the disposition of any moneys, securities or certificates or in respect of any evaluation or for any action taken in good faith reliance on prima facie properly executed documents except in cases of willful misfeasance, bad faith, gross negligence or reckless disregard for its obligations and duties. In addition, the Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of a Trust which the Trustee may be required to pay under current or future law of the United States or any other taxing authority having jurisdiction.

Resignation

By executing an instrument in writing and filing the same with the Sponsor, the Trustee and any successor may resign. In such an event the Sponsor is obligated to appoint a successor trustee as soon as possible. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Such resignation or removal shall become effective upon the acceptance of appointment by the successor trustee. If no successor has accepted the appointment within thirty days after notice of resignation, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The resignation or removal of a trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

EVALUATOR

The Evaluator is Kenny S&P Evaluation Services, a division of J.J. Kenny Company, Inc., a subsidiary of The McGraw-Hill Companies, Inc., with main offices located at 65 Broadway, New York, New York 10006.

Limitations on Liability

The Trustee, Sponsor and Holders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determination by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, the Sponsor, or Holders for errors in judgment. But this provision shall not protect the Evaluator in cases of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Responsibility

The Trust Agreement requires the Evaluator to evaluate the Bonds of a Trust on the basis of their bid prices on the last business day of June and December in each year, on the day on which any Unit of such Trust is tendered for redemption and on any other day such evaluation is desired by the Trustee or is requested by the Sponsor.

Resignation

The Evaluator may resign or may be removed by the joint action of the Sponsor and the Trustee. Should such removal occur, the Sponsor and the Trustee are to use their best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon the acceptance of appointment by a successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.

AMENDMENT AND TERMINATION OF THE TRUST AGREEMENT

Amendment

The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Holders when such an amendment is (1) to cure any ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein, or (2) to make such other provisions as shall not adversely affect the interests of the Holders. However, the Trust Agreement may not be amended to increase the number of Units issuable or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Bonds initially deposited in a Trust. In the event of any amendment, the Trustee is obligated to notify promptly all Holders of the substance of such amendment.

Termination

The Trust Agreement provides that if the principal amount of Bonds held in Trust is less than 50% of the principal amount of the Bonds originally deposited in such Trust, the Trustee may in its discretion and will, when directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by 100% of the Holders. However, in no event may a Trust continue beyond the Mandatory Termination Date set forth under “Summary of Essential Information.” In the event of termination, written notice thereof will be sent by the Trustee to all Holders. Within a reasonable period after termination, the Trustee will sell any Bonds remaining in the affected Trust. Then after paying all expenses and charges incurred by such Trust, the Trustee will distribute to each Holder, upon surrender for cancellation of his certificate for Units, his pro rata share of the balances remaining in the Interest and Principal Account of such Trust.

MISCELLANEOUS

Legal Opinion

The legality of the Units has been passed upon by Paul, Hastings, Janofsky & Walker LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Auditors

The statements of financial condition and portfolios of securities included in this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Performance Information

Sales material may compare tax-equivalent yields of long-term municipal bonds to long-term U.S. Treasury bonds and to the Bond Buyer Revenue Bond Index. Such information is based on past performance and is not indicative of future results. Yields on taxable investment are generally higher than those of tax-exempt securities of comparable maturity. While income from municipal bonds is exempt from federal income taxes, income from Treasuries is exempt from state and local taxes. Since Treasuries are considered to have the highest possible credit quality, the difference in yields is somewhat narrower than if compared to corporate bonds with similar ratings and maturities.

BOND RATINGS†

All ratings shown under Part A, “Portfolio of Securities,” except those identified otherwise, are by Standard & Poor’s.

Standard & Poor’s

A Standard & Poor’s corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers, or lessees. The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price or suitability for a particular investor. The ratings are based on current information furnished to Standard & Poor’s by the issuer and obtained by Standard & Poor’s from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I.  Likelihood of default—capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II.  Nature of and provisions of the obligation; and

III.  Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors’ rights.

AAA—This is the highest rating assigned by Standard & Poor’s to a debt obligation and indicates an extremely strong capacity to pay interest and repay principal.

AA—Bonds rated AA have a very strong capacity to pay interest and repay principal, and in the majority of instances they differ from AAA issues only in small degrees.

A—Bonds rated A have a strong capacity to pay interest and repay principal, although they are

† As described by the rating agencies.

somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher-rated categories.

BBB—Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to weakened capacity to pay interest and repay principal for bonds in this category than for bonds in the higher-rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from “AA” to “BB” may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter “p” following a rating indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Conditional rating(s), indicated by “Con” are given to bonds for which the continuance of the security rating is contingent upon Standard & Poor’s receipt of an executed copy of the escrow agreement or closing documentation confirming investments and cash flows and/or the security rating is conditional upon the issuance of insurance by the respective insurance company.

Moody’s

A brief description of the applicable Moody’s rating symbols and their meanings is as follows:

Aaa—Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as “gilt edge”. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa—Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. Aa bonds are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

A—Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa—Bonds which are rated Baa are considered as medium grade obligations: i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Rating symbols may include numerical modifiers “1,” “2,” or “3.” The numerical modifier “1” indicates that the security ranks at the high end, “2” in the mid-range, and “3” nearer the low end of the generic category. These modifiers of rating symbols “Aa,” “A” and “Baa” are to give investors a more precise indication of relative debt quality in each of the historically defined categories.

Fitch Ratings

A brief description of the applicable Fitch Ratings’ rating symbols and their meanings is as follows:

AAA—These bonds are considered to be investment grade and of the highest quality. The obligor has an extraordinary ability to pay interest and repay principal, which is unlikely to be affected by reasonably foreseeable events.

AA—These bonds are considered to be investment grade and of high quality. The obligor’s ability to pay interest and repay principal, while very strong, is somewhat less than for AAA rated securities or more subject to possible change over the term of the issue.

A—These bonds are considered to be investment grade and of good quality. The obligor’s ability to pay interest and repay principal is considered to be strong, but may be more vulnerable to adverse changes in economic conditions and circumstances than bonds with higher ratings.

BBB—These bonds are considered to be investment grade and of satisfactory quality. The obligor’s ability to pay interest and repay principal is considered to be adequate. Adverse changes in economic conditions and circumstances, however are more likely to weaken this ability than bonds with higher ratings.

A “+” or a “–” sign after a rating symbol indicates relative standing in its rating.

FEDERAL TAX FREE VS. TAXABLE INCOME

This table shows the approximate yields which taxable securities must earn in various income brackets to produce, after federal income tax, returns equivalent to specified tax-exempt bond yields. The table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in his taxable income resulting from a switch from taxable to tax-exempt securities or vice versa. The table reflects projected effective federal income tax rates and tax brackets for the 2003 taxable year. Several of these rates were reduced under recent legislation and these rates are subject to change and several items of tax reduction under the 2003 tax legislation are scheduled to revert to prior law in future years unless made permanent by future legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may vary somewhat from those indicated in the table. Use this table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax.

2003 Tax Year

Taxable Income Bracket			Tax Exempt Yield
Joint Return	Single Return	Federal Tax Bracket	Effective Federal Tax Rate
				4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
			Taxable Equivalent Yield

$ 0- 14,000	$ 0- 7,000	10.00%	10.00%	4.44%	5.00%	5.56%	6.11%	6.67%	7.22%
$ 14,001- 56,800	$ 7,001- 28,400	15.00	15.00	4.71	5.29	5.88	6.47	7.06	7.65
$ 56,801-114,650	$ 28,401- 68,800	25.00	25.00	5.33	6.00	6.67	7.33	8.00	8.67
$114,651-139,500	$ 68,801-139,500	28.00	28.00	5.56	6.25	6.94	7.64	8.33	9.03
$139,501-174,700	$139,501-143,500	28.00	28.84	5.62	6.32	7.03	7.73	8.43	9.13
$174,701-311,950	$143,501-311,950	33.00	33.99	6.06	6.82	7.57	8.33	9.09	9.85
Over $311,950	Over $311,950	35.00	36.05	6.25	7.04	7.82	8.60	9.38	10.16

Note: This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

PROSPECTUS—Part C:

Note: Part C of this Prospectus may not be

distributed unless accompanied by Parts A and B.

TAX EXEMPT SECURITIES TRUST—THE STATE TRUSTS

Potential purchasers of the Units of a State Trust should consider the fact that the Trust’s Portfolio consists primarily of Bonds issued by the state for which such State Trust is named or its municipalities or authorities and realize the substantial risks associated with an investment in such Bonds. Each State Trust is subject to certain additional risk factors. The Sponsor believes the discussions of risk factors summarized below describe some of the more significant aspects of the State Trusts. The sources of such information are the official statements of issuers as well as other publicly available documents. While the Sponsor has not independently verified this information, it has no reason to believe that such information is not correct in all material respects. Investment in a State Trust should be made with an understanding that the value of the underlying Portfolio may decline with increases in interest rates.

Florida Trust

Risk Factors—

Population

In 1980, Florida was the seventh most populous state in the U.S. Florida has grown dramatically since then and as of April 1, 2002, ranks fourth with an estimated population of 16.66 million.

•	The U.S. average population increase from 1990 to 2000 was about 1.0% annually, while Florida’s average increase was about 2.1% annually.

•	From 1990 to 2000, 86% of Florida’s population growth was due to more people moving into Florida than moved out. The remaining 14% was due to the excess of births over deaths.

•	Approximately one-third of the population increase due to the net in-migration was due to people moving to Florida from foreign countries, and the other two-thirds was due to people moving from other states.

•	The working age population (18-64), which grew by approximately 24% from 1990 to 2000, represented 59.6% of Florida’s total population in 2000. This share is expected to increase from 20% to 60.4% by 2010.

•	The percentage of Florida residents aged 65 and older increased by 18.6% between 1990 and 2000 and is projected to increase by another 22.2% between 2000 and 2010.

•	The total population in Florida is expected to grow 1.8% in fiscal year ended June 30, 2003.

Income

•	Personal income in Florida has been growing steadily the last decade.

•	Florida’s real income per person has tracked closely with the U.S. average and has tracked above the southeast.

•	Since 1992, however, Florida’s real income per person has been consistently slightly below that of the U.S.

Florida has a proportionately greater retirement age population than most states. As a result, property income (dividends, interest, and rent), and transfer payments (for example, Social Security and pension benefits) are relatively more important sources of income to persons residing in Florida. Transfer payments are typically less sensitive to the ups and downs of the economy than wages and salaries and other employment income, and, therefore, act as a stabilizing force in weak economic periods.

The personal income of residents of the various states in the U.S. is frequently used to make comparisons among the various states. However, using personal income to compare Florida to other states can be misleading. Florida’s personal income is systematically underestimated. Contributions by employers to employees’ pension, profit sharing, and other retirement plans are included in personal income of that employee while the employee is working and earning wages and salary. When those same employees retire, to avoid double accounting, retirement payments to them from those retirement plans are excluded in computing personal income. Florida retirees are more likely to be collecting retirement benefits that they earned in a state other than Florida. As a result, Florida personal income is underestimated.

•	Florida has no personal income tax.

•	Florida’s real income per person in 2002 was $29,596.

•	The U.S. average real income per person in 2002 was slightly higher at $30,941.

•	Real income per person in the southeast United States in 2002 was slightly lower at $27,779.

•	Florida real income per person increased 1.9% from 2001 to 2002, and total Florida personal income increased 4.0% from 2001 to 2002.

Employment

•	Between 1990 and 2000, Florida’s working age population (age 18-64) increased by approximately 23.7% and the number of employed persons in Florida increased approximately 20.2%.

•	Florida is gradually becoming less dependent on employment related to construction, agriculture, or manufacturing, and more dependent on employment related to trade and services.

•	In 1998, 13 of the 20 public companies in Florida generating the most revenue were Fortune 500 companies with headquarters in Florida.

In 2002, services constituted 37.4% and wholesale and retail trade constituted 24.7% of Florida’s total non-farm jobs. The U.S., however, continues to have a greater percentage of manufacturing jobs than Florida. Manufacturing jobs tend to pay higher wages, but service jobs can also pay well and tend to be less sensitive to swings in the business cycle. Florida has a concentration of manufacturing jobs in high-tech and high value-added sectors, such as electrical and electronic equipment, as well as printing and publishing. These types of manufacturing jobs tend to be less cyclical than manufacturing jobs.

•	During the 1990’s, Florida became a leader in high-tech industrial employment, ranking first in the southeast U.S. and fifth in the U.S.

•	High-tech exports comprise 35.6% of Florida’s export sales in 2000.

•	Florida’s primary areas of high-tech employment are in communication services, software and computer-related services, data processing and information services, and communication equipment manufacturing.

•	From 1990 to 1994, Florida’s unemployment rate was consistently slightly higher than that of the U.S.

•	From 1995 to 1997, Florida’s unemployment rate was generally below that of the U.S.

•	In 1998, Florida’s unemployment rate was again very slightly above that of the U.S.

•	From 1999 to 2002, Florida’s unemployment rate once again fell below the U.S. unemployment rate.

The September 11 terrorist attacks significantly affected both the nation’s and Florida’s economic outlook. While Florida’s economy was weakened during the fiscal year ended June 30, 2002, it is expected to improve in the fiscal year ended June 30, 2003.

•	Trade and services, the two largest employment sectors, currently account for more than half of the total non-farm employment in Florida.

•	The service sector is now Florida’s largest non-farm employment category.

•	From 1990 to 2000, the total number of non-farm jobs increased 10% and service jobs increased 17%.

Construction

In the past, Florida’s economy has been highly dependent on the construction industry and construction related manufacturing. This dependency has declined in recent years as a result of continued diversification of Florida’s economy. For example, in 1973, total contract construction employment as a share of total non-farm employment was about 10%, in the late 1980’s, the share had edged downward to 7.5%, and in 2002, the share was only 5.8%. This trend is expected to continue as Florida’s economy continues to diversify.

While recent federal tax reforms reducing capital gains realized on the sale of homes may increase the purchases of second, preretirement homes in Florida, single and multi-family private housing starts in Florida have generally slowed over the past two years. However, in fiscal year ended June 30, 2002, low interest rates caused a sharp increase in housing starts, which is not expected to continue during fiscal year ended June 30, 2003.

•	There were 167,200 single and multi-family housing starts in fiscal year ended June 30, 2001 and 183,900 housing starts in fiscal year ended June 30, 2002. A decrease in starts is expected to occur in the fiscal year ending June 30, 2003.

Tourism

Tourism is one of Florida’s most important industries. Approximately 76.2 million tourists visited Florida in 2002, a 4.7% increase from 2001. Florida’s tourist industry over the years has become more sophisticated, attracting visitors year-round and, to a degree, reducing its seasonality. Due in large part to the fact that Florida does not have a state individual income tax, tourists in Florida are, in essence, additional residents for purposes of determining Florida tax revenues.

The September 11 terrorist attacks severely weakened Florida’s tourist industry. The closure of the nation’s airports in the week following the attacks caused travel to come to an abrupt halt. The cancellation of travel plans and the avoidance of crowded places by tourists resulted in a significant drop in the number of visitors coming to Florida. However, tourism is expected to rebound as a result of additional efforts in the form of advertising and travel incentives.

Revenues and Expenses

Estimated General Revenue plus Working Capital Funds available to Florida for the fiscal year ended June 30, 2003 total $20,828 million. Of the total General Revenue plus Working Capital Funds available to Florida, $19,610.4 million of that is Estimated Revenues. With effective General Revenues plus Working Capital Funds appropriations at $20,697.8 million, including $18 million transferred to the Budget Stabilization Fund, unencumbered reserves for the fiscal year ended June 30, 2003 are $130.2 million. Estimated General Revenue plus Working Capital Funds available to Florida for the fiscal year ending June 30, 2004 total $20,439.8 million, a 1.8% decrease from the fiscal year ended June 30, 2003. The $20,118.7 million in Estimated Revenues represents an increase of 2.6% from the previous year’s Estimated Revenues.

General Revenues and Expenses

For the fiscal year ended June 30, 2002, approximately 53% of Florida’s revenue was derived from Florida taxes and fees, with grants and other program revenue accounting for the balance. The large majority of Florida General Revenue Funds available to Florida for the fiscal year ended June 30, 2002, were made up of the following taxes:

•	Sales and use tax—74%

•	Corporate income tax—5%

•	Intangible personal property tax—3%

•	Estate tax—4%

•	Documentary stamp tax—3%

During the same fiscal year ended June 30, 2002, the large majority of expenditures by the State of Florida were as follows:

•	Human Services—32%

•	Education—31%

•	General Government—14%

Florida Sales and Use Tax

Florida’s sales and use tax (6%) currently accounts for Florida’s single largest source of tax receipts. In fiscal year ending June 30, 2002, approximately 12.6% of Florida’s sales and use tax was designated for local governments and school districts. In addition to this money from the State of Florida, local governments may (by a vote of the residents) assess a 0.5% or a 1.0% discretionary sales surtax within their county.

•	With the exception of the tax on gasoline and special fuels, the receipts from the sales and use tax are credited to either the General Revenue Fund, the Solid Waste Management Trust Fund, or to local governments. Legislation was enacted in 2000 which provides that 2.25% of sales tax receipts are to be deposited in the Revenue Sharing Trust Fund for Counties in lieu of intangible personal property taxes which were so distributed under prior law.

•	For the fiscal year ended June 30, 2002, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to the General Revenue Fund totaled $14,148.0 million, an increase of 1.4% over the fiscal year ended June 30, 2001 collections.

•	For the fiscal year ended June 30, 2002, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to the Solid Waste Management Trust Fund totaled $51.6 million, an increase of 4.2% over the fiscal year ended June 30, 2001 collections.

•	For the fiscal year ended June 30, 2002, Florida sales and use tax receipts (exclusive of the tax on gasoline and special fuels) credited to local governments totaled $1,845.8 million, an increase of 2.4% over the fiscal year ended June 30, 2001 collections.

Alcoholic Beverage Tax

Florida imposes an alcoholic beverage, wholesale tax (excise tax) on beer, wine, and liquor. This tax is one of Florida’s major tax sources. The surcharge on alcoholic beverages sold for consumption on premises was reduced by the 1999 Legislature. This reduction was expected to reduce collections by $30.3 million in the fiscal year ended June 30, 2000, and $37.4 million in the fiscal year ended June 30, 2001. Approximately 88% of the revenues collected from this tax are deposited into Florida’s General Revenue Fund.

•	Receipts from the alcoholic beverage tax and liquor license fees that were credited to the General Revenue Fund totaled $526 million for the fiscal year ended June 30, 2002, an increase of 0.5% from the fiscal year ended June 30, 2001.

Corporate Income Tax

Florida imposes an income tax on corporations. All receipts of the corporate income tax are credited to the General Revenue Fund.

•	For the fiscal year ended June 30, 2002, corporate income tax totaled $1,218.5 million, a decrease of 9.4% from the fiscal year ended June 30, 2001.

Documentary Stamp Tax

Florida imposes a documentary stamp tax on deeds and other documents relating to realty, bonds, certificates of indebtedness, promissory notes, wage assignments, and retail charge accounts. The receipts from the documentary stamp tax are credited mainly to various trust funds. Only 7.56% of these taxes are deposited to the General Revenue Fund.

•	For the fiscal year ended June 30, 2002, receipts from documentary stamp tax collections that were credited to the General Revenue Fund totaled $602.9 million, an increase of 25.8% from the fiscal year ended June 30, 2001.

Intangible Personal Property Tax

Florida imposes an annual intangible personal property tax on stocks, bonds, including bonds secured by liens on Florida real property, notes, governmental leaseholds, interests in limited partnerships registered with the Securities and Exchange Commission, and certain other intangibles not secured by a lien on Florida real property. The annual rate of tax is currently 1 mill (a mill is $1.00 of tax per $1,000.00 of property value). Florida also imposes a non-recurring tax on mortgages and other obligations secured by liens on Florida real property. The rate of the non-recurring tax was reduced as of January 2000, from 2 mills to 1.5 mills, and a further reduction to 1 mill was effective January 2001. After reduction for administrative costs incurred by the Florida Department of Revenue, 66.5% of the receipts from the intangible personal property tax are distributed to the General Revenue Fund and the remaining 33.5% are distributed to the County Revenue Sharing Trust Fund.

•	For the fiscal year ended June 30, 2002, receipts from intangible personal property tax collections that were credited to the General Revenue Fund totaled $726.8 million, an increase of 10% from the fiscal year ended June 30, 2001.

Estate Tax

Florida imposes an estate tax on the estate of a decedent for the privilege of transferring property at death. The estate tax is limited by the Florida Constitution to an amount equal to the aggregate credit or deduction allowable against an estate’s federal or other state tax liability. Therefore, an elimination or reduction of the federal estate tax could significantly reduce the revenue from the Florida estate tax. All receipts of the estate tax are credited to the General Revenue Fund.

•	For the fiscal year ended June 30, 2002, receipts from this tax were $751.3 million, a decrease of 2% over the fiscal year ended June 30, 2001.

Communications Services Tax

On October 1, 2001, a unified tax on communications services became effective. The new communications services tax replaces previous gross receipts and municipal utilities taxes and franchise fees and was designed to be revenue neutral.

Lottery

Florida began its own lottery in 1988. Florida law requires that lottery revenues be distributed to the public in prizes, for use in enhancing education, and for costs of administering the lottery.

•	Lottery ticket sales for the fiscal year ended June 30, 2002, totaled an estimated $2,346.8 million, providing education with approximately $891.7 million.

Tobacco Litigation Award to Florida

Florida’s 1997 tobacco litigation settlement, as amended in 1998, is expected to exceed $11 billion over a 25 year period. The settlement anticipates that Florida will use the proceeds for children’s healthcare coverage and other health-related services, to reimburse Florida for medical expenses it has incurred, and for mandated improvements in enforcement efforts against the sale of tobacco products to minors. A portion of the settlement funds have been deposited in the Lawton Chiles Endowment Fund as a continuing source of funding for services to children and elders, and for biomedical research. As of June 30, 2002, the value of the Lawton Chiles Endowment Fund was approximately $1,293 million.

Debt-Balanced Budget Requirement

At the end of the fiscal year ended June 30, 2002, Florida had outstanding approximately $15,422 million in principal amount of net tax-supported debt. Since then, the State has issued approximately $1,332 million in principal amount of net tax-supported bonds.

Florida’s Constitution and statutes require that Florida not run a deficit in its budget, as a whole, or in any separate fund within its budget. Rather, its budget and funds must be kept in balance from currently available revenues each fiscal year. The Governor and Chief Financial Officer are responsible for ensuring that a deficit will not occur in any state fund. After consultation with the revenue estimating conference, either the Governor or the Chief Financial Officer can determine that a deficit has occurred or will occur. If the Chief Financial Officer determines that a deficit has occurred or will occur, he reports his determination to the Governor and then to the Legislative Budget Commission for further action if the Governor does not certify the existence of a deficit within 10 days after the Chief Financial Officer’s report. The Governor is required to develop a plan of action to eliminate the budget shortfall for the executive branch and the Chief Justice of the Florida Supreme Court is required to develop a plan of action to eliminate the budget shortfall for the judicial branch within 30 days after the determination that a deficit exits. If the budget shortfall is less than 1.5% of the money appropriated from the General Revenue Fund during a fiscal year, then such deficits are resolved for the executive branch by the Legislative Budget Commission and for the judicial branch by the Chief Justice of the Florida Supreme Court. If the budget shortfall is more than 1.5% of the money appropriated from the General Revenue Fund during a fiscal year, then the budget shortfall is resolved by the legislature.

Litigation

Currently under litigation are several issues relating to Florida actions or Florida taxes that put at risk a portion of General Revenue Fund monies. There is no assurance that any of such matters, individually or in the aggregate, will not have a material adverse affect on Florida’s financial position. A brief summary of these matters follows.

Nathan M. Hameroff, M.D., et al. v. Agency for Healthcare Administration, et al.

This is a class action suit, wherein the plaintiffs challenged the constitutionality of Florida’s Public Medical Assistance Trust Fund annual assessment on net operating revenue of free standing out-patient facilities offering sophisticated radiology services. The case went to trial October 3-4, 2000. On February 5, 2001, the trial court ruled that Florida Statute §395.705 was unconstitutional and disallowed further assessments. Judgment was entered against the Agency on February 15, 2001. The Agency successfully appealed that order to the First District of Appeal, and the Florida Supreme Court denied certiorari of the appellate courts decision. However, during the pending appeal, the plaintiffs returned to the Circuit Court with a new theory of the PMATF being an unconstitutional income tax and prevailed in an order dated December 20, 2002. Additionally, the Circuit Court entered an order on January 7, 2003, finding a subclass of plaintiffs to which the PMATF should have never applied. The Agency has appealed both orders. The potential refund liability for all such suits could total approximately $144 million.

Savona, et al. v. Agency for Health Care Administration

The plaintiffs seek reimbursement of differential between Medicare and Medicaid rates for dual-enrolled eligibles. The case was settled on October 6, 2000 and final judgment on the settlement was entered on June 18, 2001. A total of $98 million will be paid by the Agency for Health Care Administration over three years subject to legislative approval. The State’s share is 45 percent of the $98 million. The Florida Legislature appropriated $32 million in the 2001-2002 budget for the first installment of the settlement, which was paid on July 27, 2001. The second installment was paid on July 25, 2002.

State Contracting and Engineering Corp. v. Florida Department of Transportation, et. al.

State Contracting and Engineering Corp. (SCEC) holds a patent on a Value Engineering Change Proposal (VECP). SCEC claims that the Department of Transportation owes SCEC royalties and compensation for other damages involving the Department’s use of the VECP design. The case went to trial on January 28, 2002. The Plaintiff won and a judgment was issued in the amount of $9,111,217. The Department of Transportation transferred approximately $10 million to the court registry to cover the judgment and interest and filed an appeal.

Riscorp Insurance Company, et. al. v. Florida Department of Labor and Employment Security and Mary B. Hooks consolidated with Florida Hospitality Mutual Insurance Company v. Department of Labor and Employment Security

The Department of Labor and Employment Security collects assessments on “net premiums collected” and “net premiums written” from carriers of workers’ compensation insurance and by self-insurers in Florida. The plaintiffs seek refunds of assessments paid from 1995-1998 of approximately $35 million. On December 27, 2001, the Circuit Court granted plaintiffs’ motion for a partial final summary judgment, ruling that the plaintiffs were entitled to deduct ceded premiums from their premium base in calculating assessments paid for years 1995-1998. A stipulated Final Judgment was entered on August 15, 2002, in favor of RISCORP in the amount of $22,475,886. The Department has appealed that Final Order to the First District Court of Appeal. On July 25, 2002, a stipulated Final Judgment was entered in favor of the Florida Hospitality Mutual Insurance Company in the amount of $1,620,869. The Department has appealed that Final Order to the First District Court of Appeal, and the appeal has been consolidated with the RISCORP appeal.

U.S Environmental Protection Agency v. Florida Department of Transportation

The Department of Transportation contends that it does not hold title to contaminated land. The U.S. EPA is conducting environmental test on the land and has asserted a cost recovery claim against the Department of approximately $25.6 million. The Department’s Motion for Declaratory Judgment with respect to the Department’s ownership of the land was denied and upheld on appeal. The EPA is preparing an Amended Record of Decision. On November 14, 2002, a tolling agreement was signed extending the time to sue until December 1, 2003.

Sarnoff v. Department of Highway Safety and Motor Vehicles

Plaintiffs challenge the constitutionality of Section 325.214(2) of the Florida Statutes, which imposes a $10 fee on the emissions inspections of automobiles in 7 of Florida’s 67 counties. The trial court’s class certification order was reversed on December 29, 2000 and a rehearing was denied on February 2, 2001. Plaintiffs have invoked the discretionary review of the Florida Supreme Court and the oral argument was heard on November 7, 2001. While the amount of potential loss to the State was originally estimated to be between $96 million and $106 million, the Florida Supreme Court has limited the issue in the case to a constitutional challenge to the Florida statute that sets the $10 fee and, therefore, potential liability was significantly reduced.

Paul K. Mateo, et al., v. Florida Department of Revenue

This is a class action suit challenging the constitutionality of the surcharge imposed pursuant to Section 212.0606 Florida Statutes, and seeking a tax refund of sales taxes paid on the lease of motor vehicles that included that certain $2.00 surcharge. The Plaintiff’s Complaint and subsequent Amended Complaint were dismissed in the trial court, the latter with prejudice. The Plaintiff has timely appealed the trial court’s dismissal. The appeal was set for oral arguments on September 18, 2002. The Plaintiff lost the appeal and the case was settled in favor of the Department of Revenue.

Transitions Optical, Inc. v. Florida Department of Revenue

This is a class action suit challenging the imposition of ad valorem county taxes on computer software, and seeking a tax refund of all such ad valorem taxes previously paid. On August 25, 2000, the trial court granted Plaintiff’s Motion for Clarification and for Reconsideration and Rehearing and Dismissing Complaint with Prejudice. The Plaintiff timely appealed the trial court’s dismissal on September 18, 2000. Pepperidge Farm is a co-Plaintiff in this case and has a concurrent case in Polk County, which is currently on appeal to the Second District Court of Appeals. Potential loss to the State may be in excess of $25 million.

Rendon v. Florida Department of Transportation

The Plaintiffs seek a declaratory judgment that the surtax charged for a disabled parking permit is illegal and violates the Americans with Disabilities Act of 1990. On November 14, 2001, the trial court granted plaintiffs’ motion for summary judgment. On December 18, 2001 the trial court heard the State’s Motion for Rehearing, Reconsideration, and Clarification Regarding Appropriateness of Remedy and Scope of Relief and the plaintiff’s Motion for Contempt and Sanctions. On February 25, 2002, the Department of Transportation appealed the decision to the Third District Court of Appeal on October 30, 2002. The Third District Court of Appeal reversed the decision and granted summary judgment in favor of the Department of Transportation. Plaintiff has petitioned the Supreme Court for jurisdiction. The estimated loss to the State could be in excess of $25 million.

Pharmaceutical Research and Manufacturers of America v. Rhonda M. Medows & Bob Sharpe (in their official capacities) Agency for Health Care Administration, 4:01 CV356-WS (Stafford, W.)

Plaintiff is challenging the recent Medicaid preferred drug list on constitutional and civil rights grounds. Complaint was filed August 7, 2001. A decision finding for the Agency on all counts was rendered on December 28, 2001. Plaintiff appealed this case to the U.S. Eleventh Circuit Court of Appeals. The appellate court upheld the decision in favor of the defendants on September 6, 2002. Plaintiff filed a petition for a writ of certiorari in the U.S. Supreme Court on December 5, 2002, to which the Agency responded on January 8, 2003. Although this lawsuit does not claim money damages, the fiscal impact to Medicaid could be as high as $300 million annually on anticipated savings to the pharmacy program if an injunction is rendered against the Agency.

St. Paul Surety v. Florida Department of Transportation

This is a pre-suit claim arising out of Case No. CI 00-6996, 9th Judicial Circuit, Orange County, Florida (Cone Constructors, Inc. v. FL Dept of Transportation). In that case, the Florida Department of Transportation terminated Cone Constructors, Inc. on a construction contract involving a portion of the Suncoast Parkway. Cone Constructors, Inc. sued claiming breach of contract and wrongful termination. Subsequent to the initial court filings, the contractor filed for bankruptcy and the Department was able to settle the dispute with the bankruptcy trustee for a payment of $575,000. However, once Cone Constructors, Inc. was terminated, St. Paul was required to finish the project and did so. It now alleges that it has incurred losses on the project, for which it is seeking damages from the Department. Estimated loss to the State could be in excess of $25 million.

Traylor Brothers, Inc. v. Department of Transportation

The Department of Transportation contracted with Plaintiff to construct a ‘signature’ bascule bridge over the Intercoastal Waterway in Fort Lauderdale, Florida. Plaintiff has sued the Department for breach of contract alleging, among other things, that the contract documents contained errors, defects, and omissions and failed to disclose the complexity of the project, that the Department failed to properly administer and coordinate the construction activities under the contract, and that there were differing site conditions. Discovery has been undertaken by both parties. Plaintiff has not filed its Qualified Acceptance Letter setting forth its claims. Potential loss to the State is estimated at $30 million.

Graves Brothers v. Florida Citrus Commission

Five citrus blenders filed a challenge to the “box tax” of the Florida Citrus Commission, Section 601.15, Florida Statutes. The complaint states that the tax is an illegal imposition upon compelled speech. The case has been transferred to Polk County. The final hearing in this case is set for June 2003. Potential loss to the State is estimated at $100 million.

Deficit Fund Equity

The Principal State School Trust Fund has a deficit fund balance of approximately $150 million. This deficit is the result of establishing an advance for potential future claims on a portion of cash transfers received from Unclaimed Property Trust Fund. Projected collections continue to exceed projected claim payments.

The Hotel and Restaurant Trust Fund has a deficit fund equity of approximately $3.7 million. Fee revenues have not been sufficient to cover the costs of the fund. Cost-cutting measures and increased fees are being implemented and proposed to eliminate the deficit.

The State Employees Health Insurance Trust Fund has a deficit of approximately $43 million. The deficit is a result of insurance claims exceeding insurance premiums. Amounts were appropriated for the fiscal year ended June 30, 2003 to address this deficit.

Bond Ratings

Florida maintains a bond rating of Aa2, AA+, and AA from Moody’s Investors Service, Standard & Poor’s Corporation, and Fitch, Inc., respectively, on all of its general obligation bonds. While these ratings and some of the information presented above indicate that Florida is in satisfactory economic health, there can be no assurance that there will not be a decline in economic conditions or that particular Florida Municipal Obligations purchased by the Fund will not be adversely affected by any such changes.

Information

The sources for the information presented above include official statements and financial statements of the State of Florida. While the Sponsor has not independently verified this information, the Sponsor has no reason to believe that the information is not correct in all material respects.

Florida Taxes—

In the opinion of Carlton Fields, Tampa, Florida, special counsel on Florida tax matters, under existing law:

The Florida Trust will not be subject to the Florida income tax imposed by Chapter 220 so long as the Florida Trust transacts no business in Florida or has no income subject to federal income taxation. In addition, political subdivisions of Florida do not impose any income taxes.

Non-Corporate Holders will not be subject to any Florida income taxation on income realized by the Florida Trust. Corporate Holders with commercial domiciles in Florida will be subject to Florida income taxation on income realized by the Trust. Other corporate Holders will be subject to Florida income taxation on income realized by the Florida Trust only to the extent that the income realized is other than “non-business income” as defined by Chapter 220.

Florida Trust Units will be subject to Florida estate tax if owned by Florida residents and may be subject to Florida estate tax if owned by other decedents at death. However, the Florida estate tax is limited to the amount of the credit allowable under the applicable Federal Revenue Act (currently Section 2011 [and in some cases Section 2102] of the Internal Revenue Code of 1986, as amended) for death taxes actually paid to the several states.

Neither the Bonds nor the Units will be subject to the Florida ad valorem property tax or Florida sales or use tax.

Neither the Florida Trust nor the Units will be subject to Florida intangible personal property tax.

New York Trust

Risk Factors—The following information represents special considerations regarding investment in New York municipal obligations. This information provides only a brief summary, it does not purport to be a complete description and is largely based on information drawn from Official Statements relating to securities offerings of New York municipal obligations available as of the date of this Prospectus.

The Sponsor has not independently verified the accuracy and completeness of the information contained in such Official Statements.

There can be no assurance that current or future statewide, regional or national economic difficulties, and the resulting impact on New York State (the “State”) or local government finances generally, will not adversely affect the market value of New York municipal obligations held by the Trust or the ability of particular issues to make timely payments of debt service on these obligations.

Economic Trends

Over the long term, the State and the City of New York (the “City”) face serious potential economic problems. The City accounts for approximately 41% of the State’s population and personal income, and the City’s financial health affects the State in numerous ways. The State is the third most populous state in the nation and historically has been one of the wealthiest. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City also has had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

The State for many years has had a very high State and local tax burden relative to other states. The State and its localities have used these taxes to develop and maintain their transportation networks, public schools and colleges, public health systems, other social services and recreational facilities. Despite these benefits, the burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

New York State

The New York Economy

The terrorist attacks of September 11, 2001, have had a more devastating impact on the State economy than on any other state. In particular, the State’s financial and tourism industries have suffered as a result of the attacks. It is therefore not surprising that the State economy is only now emerging from the most recent recession. State employment is projected to decline 0.4 percent in 2003, following a steep decline of 1.8 percent in 2002. Conversely, wage income is projected to rise 2.0 percent in 2003, following a decline of 3.8 percent in 2002. However, both wage and total personal income growth for 2003 are expected to be well below historical averages, due in part to further declines in bonus payments for the first quarter of 2003 on a year-over-year basis. Bonus payments paid to financial service workers have been significantly reduced due to the recession and the steep decline in the stock market. In the aftermath of the bursting of the stock market bubble, it is expected that for the next two years bonuses in the financial and insurance sectors will remain at about one-half of their 2001 peak level. The unemployment rate for 2003 is estimated to be 6.2 percent for both 2003 and 2004, an increase of 0.1 percent from 2002. While the State’s rate of economic growth was somewhat slower than that of the nation for calendar years 1990 through 1998, the situation has been improving in recent years. In 1999, for the first time in 13 years, the economic growth rate of the State surpassed the national growth rate, and in 2000, the rates were essentially the same. The September 11, 2001, attacks resulted in a slowdown in New York that was more severe than to the nation as a whole. Nevertheless, in recent years, the gap between the national and State growth rates continues to narrow.

The risks to the State economic forecast are substantial. Chief among them is a more prolonged downturn in the financial sector than is currently projected, producing sharper declines in both employment and compensation. Since financial sector activity remains the largest risk to the State forecast, continued weakness in this sector would have a significant impact on the State’s prospects for economic recovery, while a sharp improvement in profits for the financial industry would likely have a significant beneficial impact on the State’s economy. Moreover, significant numbers of business relocations out of the State would likely result in slower job and income growth as well. The State’s Division of the Budget (the “DOB”) believes that although the State is emerging from recession, the most recent data signals a more sluggish recovery than projected. Although the State labor market appears to be stabilizing, the weakness in both the national and global economies has contributed to a weaker first half of 2003 for the State than anticipated. The volatility of the financial markets is a significant source of risk to the State forecast. If the recent rise in equity prices and financial services activity fails to be sustained, industry profitability and associated compensation could be lower than anticipated. In addition, weaker than expected growth for both the national and international economies also could delay the onset of the State’s recovery. This would result in even slower employment and income growth than projected. In contrast, a stronger national economy than expected could result in stronger equity market growth and, in turn, a stronger demand for financial market services, fueling stronger income growth in that sector.

The State also has noted that there are additional risks to its forecast resulting from the uncertainties in the national economy as a whole. In particular, significant risks to the current economic forecast include: (i) global political instability, including the uncertain post-war environment in Iraq, and the Middle East in general; (ii) higher energy prices, which could delay the global recovery, reducing export growth below expectations; (iii) weakness of consumer spending or a failure of investment spending to commence growth during the year, which could result in a return to recessionary conditions; and (iv) the potential for future terrorist attacks on U.S. soil.

The 2003-04 State Financial Plan (current fiscal year) and Forecast for 2004-2006

On March 31, 2003, the State Legislature enacted appropriations for all State-supported, contingent contractual, and certain other debt service obligations for the entire 2003-04 fiscal year. On May 2, 2003, the Legislature completed action on the remaining appropriations and accompanying legislation constituting the budget for the 2003-04 fiscal year. The Governor vetoed substantial portions of the budget revisions enacted by the Legislature, but the Legislature overrode the vetoes on May 15, 2003. Accordingly, the DOB issued the Enacted Budget Financial Plan (“Financial Plan”) on May 28, 2003, that reflected final action on the 2003-04 state budget by the Legislature. On July 30, 2003, the DOB issued the First Quarterly Update to the 2003-04 Financial Plan (“First Quarterly Update”). The 2003-04 Governor’s Executive Budget (the “Executive Budget”) reflected recommendations to close a combined 2002-03 and 2003-04 budget gap of over $11.5 billion. These recommendations included savings from a spending restraint of $6.3 billion, tobacco securitization proceeds of $3.8 billion, and revenue/fund increases of $1.4 billion. Assuming these budget recommendations were enacted in their entirety, the Executive Budget projected potential outyear budget gaps of $2.8 billion in 2004-05 and $4.1 billion in 2005-06.

The Legislature completed action on the budget for the 2003-04 fiscal year on May 15, overriding the

Governor’s vetoes of $3.2 billion in tax increases and spending additions. DOB analysis of the Financial Plan indicates that changes since the Executive Budget will increase General Fund spending by $2.3 billion above the levels recommended by the Governor. The General Fund is the principal operating fund of the State and is used for all financial transactions except those required to be accounted for in another fund. As compared to the Executive Budget, revenues are projected to increase by $1.4 billion, reflecting enacted tax and revenue increases offset by lower revenue results for 2002-03 and the April income tax settlement. This leaves the General Fund with a potential imbalance of roughly $900 million in 2003-04, and increases the outyear gaps by $3.7 billion in 2004-05 and $4.2 billion in 2005-06, before potential benefits provided by recently enacted federal aid changes and savings from a fiscal management plan being developed. Also excluded are revenues from certain measures enacted by the Legislature that the DOB considers to be highly speculative at this time. The combination of federal aid and management actions will keep the 2003-04 budget in balance.

Legislative changes are projected to increase revenues by $1.9 billion in 2003-04, $1.4 billion in 2004-05, and $605 million in 2005-06. In addition to these changes, revenues are projected to decrease from the Executive Budget forecast by $462 million in 2003-04 primarily due to the impact of 2002-03 actuals on the current year, and the April 2003 income tax settlement. The net 2003-04 revenue change since the Executive Budget is therefore $1.4 billion. General Fund spending is projected to increase from the Executive Budget by a net $2.3 billion in 2003-04, $4.5 billion in 2004-05 and $4.2 billion in 2005-06. Total projected spending in the 2003-04 Financial Plan is $2.33 billion higher than the level recommended in the Executive Budget. Spending changes primarily reflect net legislative restorations and adds in Medicaid ($840 million), school aid ($599 million), funding for member items ($200 million), higher education programs ($193 million) handicapped/all other education programs ($132 million), and welfare programs ($114 million).

The recently enacted federal economic stimulus legislation provides $20 billion nationwide in fiscal relief to states, of which the DOB expects New York to receive $2.1 billion over the next two State fiscal years. In order to manage cash flow, assure budget balance in the current fiscal year, and begin to address significant 2004-05 and 2005-06 budget gaps, the Governor has developed a fiscal management plan to reduce State operations costs, curtail non-essential spending, and identify other cost containment actions to bring the General Fund into balance. The DOB will also monitor and work to achieve additional revenues from certain measures enacted by the Legislature that DOB believes are speculative in nature and thus not reflected in the Financial Plan. These include Video Lottery Terminals at racetracks (legislative value of $150 million), collection of cigarette and motor fuel taxes on Indian Reservations (legislative value of $186 million), and collection of use tax (legislative value of $25 million), as well as other measures that the Legislature believes will reduce the outyear gaps.

The First Quarterly Update projects total General Fund receipts of $40.4 billion, an increase of $1.1 billion from the $39.3 billion recorded in 2002-03. This total includes $28.4 billion in tax receipts, $3.6 billion in miscellaneous receipts, and $7.7 billion in transfers from other funds, and $645 million in extraordinary federal aid. The Financial Plan projects total General Fund disbursements, including transfers to support capital projects, debt service and other purposes, of $40.5 billion for 2003-04, an increase of $1.01 billion or 2.6 percent from 2002-03. The State expects to end the 2003-04 fiscal year with a closing General Fund balance of $730 million, unchanged from the Financial Plan estimate. The closing balance represents monies on deposit in the Tax Stabilization Reserve Fund ($710 million) and the Contingency Reserve Fund ($20 million). The balance assumes achievement of $912 million of savings from the fiscal management plan including additional federal aid as described above.

Special Considerations

The attacks of September 11 and the lingering effects of the national recession are expected to have continued adverse financial consequences for the State. The DOB believes that their impact is adequately reflected in the current financial forecast, but the combined effect of both factors introduces significant uncertainty into the current Financial Plan estimates. In the long term, the most significant risk is the possible loss of important economic activity in the State.

Another uncertainty is the assumed performance of the financial sector. The securities industry is more important to the State economy than to the national economy as a whole, amplifying the impact of continued volatility in the financial markets. A further reduction in financial sector jobs coupled with a large negative change in stock market performance during the forecast horizon would result in wage and unemployment levels that are significantly different from those embodied in the current forecast. Equity market instability (fueled by poor earnings, accounting concerns, and fears of further terrorist attacks), a further escalation of tensions in the Middle East, and the resultant upward pressure on energy prices, a weakening of growth in consumer spending, and a failure of investment spending to rebound are all factors that are combining to produce a potential return to recessionary conditions.

Recent events have increased the risks to the forecast for both employment and wages. Although the war with Iraq has recently ended, the threat of future terrorist acts still remains. The continuing erosion of investor confidence has had a major impact on Wall Street and the City economy. Securities industry profits for 2002 were the lowest in eight years; including research settlement charges and write-offs for potential litigation costs, profits were a negative $1 billion for the fourth quarter. If global tensions resolve quickly, equity markets could strengthen more quickly than expected. If not, financial sector weakness, combined with weak domestic and global demand for State goods and services, will continue to have an adverse impact on the State’s economic recovery.

Many complex political, social and economic forces influence the State’s economy and finances, which may in turn affect the State’s Financial Plan. These forces may affect the State unpredictably from fiscal year to fiscal year and are influenced by governments, institutions and events that are not subject to the State’s control. The Financial Plan is also necessarily based upon forecasts of national and State economic activity. Economic forecasts have frequently failed to predict accurately the timing and magnitude of changes in the national and the State economies. Notwithstanding the numerous initiatives that the State and its localities may take to encourage economic growth and achieve balanced budgets, reductions in federal spending could materially and adversely affect the financial condition and budget projections of the State and its localities.

Ratings

Standard & Poor’s, Moody’s and Fitch Ratings currently rate the State’s general obligation bonds AA, A2 and AA-, respectively.

On December 19, 2000, Standard & Poor’s revised its rating on the State’s general obligation bonds from A+ to AA. On June 12, 2003, Standard & Poor’s reaffirmed its AA rating and its negative outlook on the State’s general obligation bonds. On December 6, 2002, Moody’s revised its outlook on the State’s general obligation bonds to stable from positive. On June 12, 2003, Moody’s reaffirmed its A2 rating and its stable outlook on the State’s general obligation bonds. On June 5, 2003, Fitch Ratings revised its rating on the State’s general obligation bonds from AA to AA-. On June 13, 2003, Fitch Ratings reaffirmed its AA- rating on the State’s general obligation bonds.

New York City

Overview

The City, with a population of approximately 8.0 million, is an international center of business and culture. Its non-manufacturing economy is broadly based, with the banking and securities, life insurance, communications, publishing, fashion design, retailing and construction industries accounting for a significant portion of the City’s total employment earnings. Additionally, the City is the nation’s leading tourist destination. Manufacturing activity in the City is conducted primarily in apparel and printing.

The Mayor is responsible for preparing the City’s financial plan, including the City’s current financial plan for the 2003 through 2007 fiscal years. Implementation of the financial plan is dependent upon the City’s ability to market its securities successfully. The financial plan is also dependent on the financing capacity of the New York City Transitional Finance Authority (the “TFA”), which issues debt secured by personal income tax and sales tax revenues, TSASC, Inc. (“TSASC”), which issues debt secured by revenues derived from the settlement of litigation with tobacco companies, and the New York City Municipal Water Finance Security, which issues debt secured by water and sewer revenues. The City assumes that borrowings from the TFA and federal aid will pay in substantial part for the costs relating to the September 11 attacks. Future developments concerning the City and public discussion of such developments, as well as prevailing market conditions, may affect the market for outstanding City general obligation bonds and notes as well as those issued by the TFA, TSASC and other City agencies.

The 2003-07 Financial Plan

As required by law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City’s capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps. On June 30, 2003, the City submitted to the Control Board the Financial Plan for the 2003 through 2007 fiscal years (the “City Financial Plan”), which relates to the City and certain entities which receive funds from the City, and which reflects changes as a result of the City’s expense and capital budgets for the 2004 fiscal year which were adopted on June 27, 2003. The Financial Plan is a modification to the financial plan submitted to the Control Board on June 26, 2002 (the “June Financial Plan”). The City Financial Plan projects budget balance in the 2003 and 2004 fiscal years and budget gaps for each of the 2005 through 2007 fiscal years. The City Financial Plan projects revenues and expenditures for the 2003 and 2004 fiscal years balanced in accordance with GAAP, and projects gaps of $2.0 billion, $3.2 billion and $3.3 billion for fiscal years 2005, 2006 and 2007, respectively. The City Financial Plan reflects changes since the June Financial Plan which decreased projected revenues by $821 million, $2.3 billion, $2.2 billion and $2.0 billion in fiscal years 2003 through 2006, respectively, and increased projected net expenditures by $1.3 billion, $1.3 billion and $1.6 billion in fiscal years 2004 through 2006, respectively. Changes in projected revenues include a decline in projected tax revenues of $621 million, $1.6 billion, $1.8 billion and $1.9 billion in fiscal years 2003 through 2006, respectively, reflecting primarily decreases in projected personal income, business and sales tax revenues, as well as the elimination of previously assumed non-tax revenues. This pattern of current year surplus operating results and projected subsequent year budget gaps has been consistent through the entire period since 1982, during which the City has achieved surplus operating results, before discretionary transfers, for each fiscal year.

The decline in revenues is due in part to decreased projected tax revenues. The decline in projected tax revenue growth reflects the September 11 attack and a continued weak economy, which has resulted in lower wage earnings, lower corporate earnings, local job losses exceeding 117,000 in 2002, a disruption in tourism and related spending and the decline in financial services sector profits and employee income. Changes in projected expenditures since the June Financial Plan include increased pension costs and the elimination of previously assumed labor productivity initiatives. Changes in projected expenditures also include increased agency spending, increased costs for settling claims against the City, increased health and welfare spending primarily for Medicaid, increased debt service costs, and increase in the labor reserve and funding for capital expenditures. The City has included a gap-closing program in the City Financial Plan which reflects the enacted 18.49% property tax increase, effective January 1, 2003. The gap-closing program will, among other things, reduce agency expenditures and increase agency revenues by $950 million, $2.1 billion and $2.2 billion in fiscal years 2003, 2004 and 2005, respectively. The gap-closing program also reflects an enacted increase in the personal income tax rates for City residents, commencing January 1, 2003. In addition, commencing June 2003, the City portion of the sales tax will increase one-eighth percent for a period of two years under the gap-closing program.

Subsequent to the passage of the State budget by the State Legislature, the Governor vetoed significant portions of the budget and other legislation providing City assistance. In his veto message, the Governor raised questions as to the constitutionality of such legislation. On May 15 and 19, 2003, the State Legislature overrode the Governor’s vetoes. The City believes that the legislation providing the City with assistance is constitutional. However, if there were to be a successful challenge to the legislation, there would be an adverse impact on the City’s budget and the City Financial Plan. In addition, the economic and financial condition of the City may be affected by various financial, social, economic, geo-political and other factors which could have a material effect on the City.

Special Considerations

The City Financial Plan is based on numerous assumptions, including the condition of the City’s and the region’s economies and the receipt of economically sensitive tax revenues in the amounts projected. In addition, other potential uncertainties include the following: (i) the effects of the September 11 attacks on the City economy; (ii) the rate of wage increases; (iii) the ability of the City to implement cost reduction initiatives (including the July 18, 2002, announcement by the Mayor that was directed to the Office of Management and Budget to reserve 7.5% of City-funded spending to address projected gaps and provide reserves); and (iv) the impact of real estate market conditions. The projections contained in the City Financial Plan may also be affected by the uncertainty relating to the State’s Financial Plan and to the U.S. economy, as a whole, as discussed above.

With respect to the impact of September 11 on the City, the City Financial Plan assumes that the City’s costs relating to September 11 will be paid in substantial part from federal aid and funds provided by the TFA. The City is seeking to be reimbursed by the federal government for all of its direct costs (which are expected to be substantially lower than initially anticipated) for response and remediation of the World Trade Center site. The City also expects to receive federal funds for the costs of economic revitalization. The federal government has committed $21.4 billion for disaster assistance for New York, including disaster recovery and related activities, increased security and reconstruction of infrastructure and public facilities. Included in the $21.4 billion is $15.5 billion of appropriations for costs such as cleanup, economic development, job training, transit improvements, road reconstruction and grants to residents and businesses in lower Manhattan. It also includes approximately $5.5 billion allocated for redevelopment incentives for businesses located in the Liberty Zone (the area surrounding the World Trade Center site). In addition, the State legislature increased the financing capacity of the TFA by $2.5 billion to fund recovery costs and has authorized the TFA to issue debt without limit as to principal amount that is payable solely from State or federal disaster aid. It is currently not possible to quantify the long-term adverse impact of September 11 on the City and its economy, any offsetting economic benefits that may result from recovery and rebuilding activities, or the amount of additional resources from federal, State, City and other sources that will be required.

Although the City has maintained balanced budgets in each of its last twenty-one fiscal years, there can be no assurance that the gap-closing actions proposed in the City Financial Plan can be successfully implemented or that the City will maintain a balanced budget in future years without additional State aid, revenue increases or expenditure reductions. Additional tax increases and reductions in essential City services could adversely affect the City’s economic base.

Finally, the sluggish pace of the current economic recovery at the national level does not bode well for a timely turnaround in the City’s economy. Coming out of past recessions, the City has typically lagged the nation’s recovery. This is largely due to the fact that the City’s economy does not gain much from the recovery in manufacturing that takes hold in the early phase of the up cycle, as well as the fact that demand for the City’s service sectors only picks up when a recovery is firmly in place. The current cycle is not expected to be any different. In addition to the employment declines, the City’s economic woes over the past two years have been further compounded by the drastic decline in compensation on Wall Street, more severe than anticipated in previous forecasts. As a result, the forecast for wage income in the City shows declines for two consecutive years, unprecedented in recent times. Job growth in the City is not expected to begin until the fourth quarter of 2003, lagging the U.S. by three quarters, and even then growth is projected to be anemic. It is of little surprise, given the weak labor market and Wall Street’s performance, that conditions in the City’s commercial real estate market have significantly deteriorated. By the end of 2002, there were nearly 26 million square feet of primary office space available on the market, compared to 16 million square feet at the start of the year. With so much vacant space available for lease, landlords have been forced to lower rents considerably. With additional job losses anticipated, both the Downtown and Midtown primary office markets are expected to worsen in 2003.

Ratings

Standard & Poor’s, Moody’s and Fitch Ratings currently rate the City’s outstanding general obligation bonds A, A2 and A+, respectively.

On May 27, 2003, Standard & Poor’s revised its outlook to stable from negative on the City’s general obligation bonds. On June 27, 2003, Standard & Poor’s reaffirmed its A rating and its stable outlook on the City’s general obligation bonds. On November 15, 2001, Moody’s revised its outlook on the City’s general obligation bonds to negative from uncertain due to the disruptive effects of September 11 on the City’s economy and the effects of the national economic recession. On August 25, 2003, Moody’s reaffirmed its A2 rating and its negative outlook on the City’s general obligation bonds. In December 2002, Fitch Ratings issued a negative outlook on the City’s general obligation bonds. On June 26, 2003, Fitch Ratings reaffirmed its A+ rating on the City’s general obligation bonds.

Litigation

A number of court actions have been brought involving State finances. The court actions in which the State is a defendant generally involve State programs and miscellaneous tort, real property, and contract claims. While the ultimate outcome and fiscal impact, if any, on the State of those proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the State’s ability to carry out the State Financial Plan.

The City has estimated that its potential future liability on account of outstanding claims against it as of June 30, 2003, amounted to approximately $4.3 billion.

New York Taxes—

In the opinion of bond counsel delivered on the dates the Bonds were issued (or in opinions to be delivered, in the case of when issued Bonds) the interest on the Bonds is exempt from New York State and City personal income taxes, except where such interest is subject to federal income taxes, as is described in “Taxes.”

In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the Sponsor, under existing New York law:

Under the income tax laws of the State and City of New York, the Trust is not an association taxable as a corporation and income received by the Trust will be treated as the income of the Holders in the same manner as for federal income tax purposes. Accordingly, each Holder will be considered to have received the interest on its pro rata portion of each Bond when interest on the Bond is received by the Trust (or on earlier accrual, depending on the Holder’s method of accounting and depending on the existence of any original issue discount). A noncorporate Holder who is a New York State (and City) resident will be subject to New York State (and City) personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond. A noncorporate Holder who is not a New York State resident will not be subject to New York State or City personal income taxes on any gain or market discount income recognized when it disposes of all or part of its pro rata portion of a Bond unless such Units are attributable to a business, trade, profession or occupation carried on in New York. A New York State (and City) resident should determine its tax basis for its pro rata portion of each Bond for New York State (and City) income tax purposes in the same manner as for federal income tax purposes. Interest income on, as well as any gain recognized on the disposition of, a Holder’s pro rata portion of the Bonds is generally not excludable from income in computing New York State and City franchise taxes on corporations or financial institutions.

Pennsylvania Trust

Risk Factors—Potential purchasers of Units of the Pennsylvania Trust should consider the fact that the Trust’s portfolio consists primarily of securities issued by the Commonwealth of Pennsylvania (the “Commonwealth”), its municipalities and authorities and should realize the substantial risks associated with an investment in such securities. The following information is a brief summary of factors affecting the economy of the Commonwealth and does not purport to be a complete description of such factors. Other factors will affect issuers. The summary is based primarily upon one or more publicly available offering statements relating to debt offerings of the Commonwealth, the latest of which is dated May 20, 2003. The Sponsor has not independently verified the information. The creditworthiness of obligations issued by local Pennsylvania issuers may be unrelated to the creditworthiness of obligations issued by the Commonwealth, and there is no responsibility on the part of the Commonwealth to make payments on such local obligations.

General Economic Conditions

Although the General Fund of the Commonwealth (the principal operating fund of the Commonwealth) has been in a surplus position during recent years, as of June 30, 2002, the General

Fund was able to have an unappropriated surplus of $142.8 million only because of the utilization of most of the Tax Stabilization Reserve Fund (Rainy Day Fund) which had been accumulated during prior years. The utilization of the Rainy Day Fund offset unanticipated revenue shortfalls due to the economic downturn in fiscal year 2002. Through calendar years 2001 and 2002, economic growth in the United States and Pennsylvania was below the projections used to estimate the Commonwealth’s fiscal year 2002 revenues, as the national economic recession during fiscal year 2002 was not anticipated in the budget estimates for that fiscal year.

The Commonwealth’s economy historically has been dependent upon heavy industry, but has diversified recently into various services, particularly into medical and health services, education and financial services. Agricultural industries continue to be an important part of the economy, including not only the production of diversified food and livestock products, but substantial economic activity in agribusiness and food-related industries. Service industries currently employ the greatest share of nonagricultural workers, followed by the categories of trade and manufacturing. Future economic difficulties in any of these industries could have an adverse impact on the finances of the Commonwealth or its municipalities and could adversely affect the market value of the Bonds in the Pennsylvania Trust or the ability of the respective obligors to make payments of interest and principal due on such Bonds.

Indebtedness

General Obligation Bonds.    As of June 30, 2002, the Commonwealth had approximately $6.1 billion aggregate amount of its general obligation bonds outstanding. Although there can be no assurance that such conditions will continue, the Commonwealth’s general obligation bonds are currently rated AA with stable outlook by Standard & Poor’s and Aa2 by Moody’s.

City of Philadelphia/PICA.     The Pennsylvania Intergovernmental Cooperation Authority (“PICA”) was created by Commonwealth legislation in 1991 to assist the City of Philadelphia in remedying its fiscal difficulties. PICA has issued specialty revenue bonds on behalf of the City to cover budget shortfalls, to eliminate projected deficits and to fund capital spending. PICA also makes factual findings and recommendations to the City concerning its budgetary and fiscal affairs. The City is currently operating under the five year plan approved by PICA in 2002. PICA’s power to issue further bonds to finance capital projects expired on December 31, 1994. PICA’s power to issue bonds to finance cash flow deficits expired on December 31, 1995, but its authority to refund outstanding debt is unrestricted. PICA had approximately 840.6 million in specialty tax revenue bonds outstanding as of June 30, 2002. Although there can be no assurance that such conditions will continue, Philadelphia’s general obligation bonds are currently rated BBB with stable outlook by Standard & Poor’s and Baa1 by Moody’s.

Other Government Authorities and Organizations.    Certain Local Government Authorities and Commonwealth agencies and authorities issue debt obligations for which the General Fund has no liability. The debt of these issuers is funded by assets of, or revenues derived from, the various projects financed or the particular issuer and is not a statutory or moral obligation of the Commonwealth.

Pending Litigation

Certain litigation is pending against the Commonwealth that could adversely affect the ability of the Commonwealth to pay debt service on its obligations, including, as of May 20, 2003, suits relating to the following matters:

(i)  In 1987, the Pennsylvania Supreme Court held the statutory scheme for county funding of the judicial system to be in conflict with the Pennsylvania Constitution, but it stayed its judgment to permit enactment by the legislature of funding legislation consistent with the opinion. The Court appointed a special master to submit a plan for implementation and the special master recommended a four-phase transition to state funding of a unified judicial system, during each of which specified court employees would transfer into the state payroll system. Phase 1, involving the transfer of approximately 165 county-level court administrators, was implemented in legislation enacted in 1999. The remainder of the recommendation for later phases remains pending before the Pennsylvania Supreme Court.

(ii)  In March 1998, certain Philadelphia residents, the School District of Philadelphia and others brought suit in the United States District Court for the Eastern District of Pennsylvania against the Governor, the Secretary of Education and others alleging that the Commonwealth’s system for funding public schools has the effect of discriminating on the basis of race and violates Title VI of the Civil Rights Act of 1964. The district court dismissed the complaint, but in August 1999 the Third Circuit Court of Appeals reversed and remanded for further proceedings. On June 23, 2000, by agreement of the parties, the district court stayed all proceedings and placed the case in civil suspense. The U.S. Supreme Court and the U.S. Court of Appeals for the Third Circuit have decided other cases that seem to imply that the claims now presented by the plaintiffs cannot proceed as pled. However, no party has taken action to lift the stay. Based on statements made in 2001, the defendants anticipate that one or more of the plaintiffs may seek to amend the complaint in an effort to state a claim for intentional discrimination under Title VI of the Civil Rights Act.

(iii)  PPG Industries has challenged the constitutionality of the manufacturing exemption from the capital stock/franchise tax insofar as it limits the exemption for headquarters property and payroll only to headquarters property and payroll attributable to manufacturing in Pennsylvania. On November 30, 2001, the Pennsylvania Supreme Court held that this limitation discriminates against interstate commerce and ordered the limitation to be eliminated from the capital stock/franchise tax. The Court also directed that the Commonwealth provide a retrospective remedy to taxpayers to include (1) refunds for taxpayers who suffered the discrimination, (2) additional assessments against taxpayers who benefited from the unlawful limitation, or (3) some combination of the two, provided that the remedy does not discriminate against interstate commerce. The General Assembly has enacted legislation that presumptively cures the constitutional problem beginning after January 1, 1999. Such legislation has no effect on the years involved in the litigation. PPG filed a petition for reconsideration which was denied on February 1, 2002. The retrospective remedy announced by the Commonwealth on April 29, 2002, appears to be revenue neutral for in-state manufacturers. However, out-of-state manufacturers have appealed, and those appeals remain pending.

(iv)  Unisys Corporation has challenged the three-factor apportionment formula used for the apportionment of capital stock value in the Pennsylvania franchise tax. In a decision issued in March 1999, the Commonwealth Court held for the taxpayer on statutory grounds, but denied its constitutional claims. Both the Commonwealth and the taxpayer have appealed to the Pennsylvania Supreme Court, which held oral argument in December 2000. On October 25, 2002, the court issued a decision reversing the holding of the Commonwealth Court and upholding the Commonwealth’s statutory apportionment formula. Unisys has filed a petition for certiorari to the U.S. Supreme Court.

(v)  Twenty or more insurance companies have challenged the Department of Revenue’s application of portions of the Life and Health Guarantee Association Act of 1982. The Act establishes a funding mechanism to fulfill defaulted obligations under life and health insurance policies and annuity contracts to insured Pennsylvania residents. Insurance companies are assessed to provide the funds due to Pennsylvania residents insured from other insurance companies that have become insolvent or are otherwise in default. A provision in the Act allows assessed insurance companies to claim a credit for these assessments against their Pennsylvania gross premiums tax liability. Life and health insurance premiums have always been subject to the premium tax and there is no dispute that companies may claim credit for life and health assessments. Annuity considerations, however, were taxed for approximately a three-year period, 1992-1995. Some annuity considerations were subject to tax, others were not. The Department of Revenue ultimately decided to allow credits for assessments paid on taxable annuity considerations, but not for assessments paid on non-taxable annuities. The insurance companies want the credit for assessments paid on all annuities, both during the period that annuities were taxed and going forward. Settlement negotiations continue and the matter is also being prepared for litigation. Estimates of refund potential range from $50 million to $300 million.

Pennsylvania Taxes—

Under current law, Messrs. Drinker Biddle & Reath LLP, special Pennsylvania counsel on Pennsylvania tax matters, is of the opinion that:

Income received by a Holder attributable to interest realized by the Pennsylvania Trust from bonds issued by the Commonwealth of Pennsylvania, any public authority, commission, board or other agency created by the Commonwealth of Pennsylvania or any public authority created by any such political subdivision (“Pennsylvania Bonds”), bonds or other obligations issued by the Government of Guam or by its authority, bonds issued by the Government of Puerto Rico or by its authority and bonds issued by the Government of the United States Virgin Islands or by a municipality thereof (collectively, “Possession Bonds”) is not taxable to individuals, estates or trusts under the Personal Income Tax imposed by Article III of the Tax Reform Code of 1971; to corporations under the Corporate Net Income Tax imposed by Article IV of the Tax Reform Code of 1971; nor to individuals under the Philadelphia School District Net Income Tax  (the “School District Tax”) imposed on Philadelphia resident individuals under the authority of the act of August 9, 1963, P.L. 640.

Income received by a Holder attributable to gain or the sale or other disposition by the Pennsylvania Trust of Pennsylvania Bonds and Possession Bonds will be taxable under the Personal Income Tax, the Corporate Net Income Tax and the School District Tax, except that income attributable to gain on such sales or other dispositions attributable to such investments held for more than six months will not be taxable under the School District Tax.

Likewise, gain on the disposition of a Unit will be taxable under the Personal Income Tax, the Corporate Net Income Tax and the School District Tax, except that gain realized with respect to a Unit held for more than six months will not be taxable under the School District Tax.

Pennsylvania Trust Units may be subject to tax in the estate of a resident decedent under the Pennsylvania inheritance and estate taxes.

TAX FREE VS. TAXABLE INCOME

The following table shows the approximate yield which taxable securities must earn in various income brackets to equal tax exempt yields under combined federal and state individual income tax rates. This table reflects projected federal income tax rates and tax brackets for the 2003 taxable year under recently passed legislation, and state income tax rates that were available on the date of the Prospectus. These rates are subject to change and several items of the tax reduction are scheduled to revert to prior law in future years unless made permanent by future legislation. Because the federal rate brackets are subject to adjustment based on changes in the Consumer Price Index, the taxable equivalent yields for subsequent years may be lower than indicated. A table is computed on the theory that the taxpayer’s highest bracket tax rate is applicable to the entire amount of any increase or decrease in taxable income (after allowance for any resulting change in state income tax) resulting from a switch from taxable to tax-free securities or vice versa. Variations between state and federal allowable deductions and exemptions are generally ignored. The state tax is thus computed by applying to the federal taxable income bracket amounts shown in the table the appropriate state rate for those same dollar amounts. For example, a married couple living in the State of Florida and filing a Joint Return with $53,000 in taxable income for the 2003 tax year would need a taxable investment yielding 5.88% in order to equal a tax-free return of 5.00%. Use the appropriate table to find your tax bracket. Read across to determine the approximate taxable yield you would need to equal a return free of federal income tax and state income tax.

STATE OF FLORIDA

2003 Tax Year

			TAX EXEMPT YIELD
Taxable Income Bracket			4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
Joint Return	Single Return	Effective Federal Tax Rate	TAXABLE EQUIVALENT YIELD
$ 0 - 14,000	$ 0 - 7,000	10.00%	4.44%	5.00%	5.56%	6.11%	6.67%	7.22%
$ 14,001 - 56,800	$ 7,001 - 28,400	15.00	4.71	5.29	5.88	6.47	7.06	7.65
$ 56,801 - 114,650	$ 28,401 - 68,800	25.00	5.33	6.00	6.67	7.33	8.00	8.67
$114,651 - 139,500	$ 68,801 - 139,500	28.00	5.56	6.25	6.94	7.64	8.33	9.03
$139,501 - 174,700	$139,501 - 143,500	28.84	5.62	6.32	7.03	7.73	8.43	9.13
$174,701 - 311,950	$143,501 - 311,950	33.99	6.06	6.82	7.57	8.33	9.09	9.85
Over $311,950	Over $311,950	36.05	6.25	7.04	7.82	8.60	9.38	10.16

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI) less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.
5	Florida does not impose a state personal income tax.

STATE OF NEW YORK

2003 Tax Year
Taxable Income Bracket	Approx. Combined Federal & State Tax Rate	TAX EXEMPT YIELD
		4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 14,000	13.60%	4.63%	5.21%	5.79%	6.37%	6.94%	7.52%
$ 14,001 - 16,000	18.40	4.90	5.51	6.13	6.74	7.35	7.97
$ 16,001 - 22,000	18.83	4.93	5.54	6.16	6.78	7.39	8.01
$ 22,001 - 26,000	19.46	4.97	5.59	6.21	6.83	7.45	8.07
$ 26,001 - 40,000	20.02	5.00	5.63	6.25	6.88	7.50	8.13
$ 40,001 - 56,800	20.82	5.05	5.68	6.31	6.95	7.58	8.21
$ 56,801 - 114,650	30.14	5.73	6.44	7.16	7.87	8.59	9.30
$114,651 - 139,500	32.93	5.96	6.71	7.46	8.20	8.95	9.69
$139,501 - 150,000	33.71	6.03	6.79	7.54	8.30	9.05	9.81
$150,001 - 174,700	34.18	6.08	6.84	7.60	8.36	9.12	9.87
$174,701 - 311,950	38.94	6.55	7.37	8.19	9.01	9.83	10.65
$311,951 - 500,000	40.85	6.76	7.61	8.45	9.30	10.14	10.99
Over $500,000	40.97	6.78	7.62	8.47	9.32	10.17	11.01

		SINGLE RETURN
$ 0 - 7,000	13.60%	4.63%	5.21%	5.79%	6.37%	6.94%	7.52%
$ 7,001 - 8,000	18.40	4.90	5.51	6.13	6.74	7.35	7.97
$ 8,001 - 11,000	18.83	4.93	5.54	6.16	6.78	7.39	8.01
$ 11,001 - 13,000	19.46	4.97	5.59	6.21	6.83	7.45	8.07
$ 13,001 - 20,000	20.02	5.00	5.63	6.25	6.88	7.50	8.13
$ 20,001 - 28,400	20.82	5.05	5.68	6.31	6.95	7.58	8.21
$ 28,401 - 68,800	30.14	5.73	6.44	7.16	7.87	8.59	9.30
$ 68,801 - 100,000	32.93	5.96	6.71	7.46	8.20	8.95	9.69
$100,001 - 139,500	33.40	6.01	6.76	7.51	8.26	9.01	9.76
$139,501 - 143,500	34.18	6.08	6.84	7.60	8.36	9.12	9.87
$143,501 - 311,950	38.94	6.55	7.37	8.19	9.01	9.83	10.65
$311,951 - 500,000	40.85	6.76	7.61	8.45	9.30	10.14	10.99
Over $500,000	40.97	6.78	7.62	8.47	9.32	10.17	11.01

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

CITY OF NEW YORK

2003 Tax Year
Taxable Income Bracket	Approx. Combined Federal, State & New York City Tax Rate	TAX EXEMPT YIELD
		4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
		TAXABLE EQUIVALENT YIELD
		JOINT RETURN
$ 0 - 14,000	16.22%	4.77%	5.37%	5.97%	6.56%	7.16%	7.76%
$ 14,001 - 16,000	20.87	5.06	5.69	6.32	6.95	7.58	8.21
$ 16,001 - 21,600	21.30	5.08	5.72	6.35	6.99	7.62	8.26
$ 21,601 - 22,000	21.83	5.12	5.76	6.40	7.04	7.68	8.32
$ 22,001 - 26,000	22.47	5.16	5.80	6.45	7.09	7.74	8.38
$ 26,001 - 40,000	23.02	5.20	5.85	6.50	7.14	7.79	8.44
$ 40,001 - 45,000	23.83	5.25	5.91	6.56	7.22	7.88	8.53
$ 45,001 - 56,800	23.87	5.25	5.91	6.57	7.22	7.88	8.54
$ 56,801 - 90,000	32.83	5.96	6.70	7.44	8.19	8.93	9.68
$ 90,001 - 114,650	32.87	5.96	6.70	7.45	8.19	8.94	9.68
$114,651 - 139,500	35.56	6.21	6.98	7.76	8.53	9.31	10.09
$139,501 - 150,000	36.31	6.28	7.07	7.85	8.64	9.42	10.21
$150,001 - 174,700	36.77	6.33	7.12	7.91	8.70	9.49	10.28
$174,701 - 311,950	41.35	6.82	7.67	8.52	9.38	10.23	11.08
$311,951 - 500,000	43.18	7.04	7.92	8.80	9.68	10.56	11.44
Over $500,000	43.31	7.06	7.94	8.82	9.70	10.58	11.47

		SINGLE RETURN
$ 0 - 7,000	16.22%	4.77%	5.37%	5.97%	6.56%	7.16%	7.76%
$ 7,001 - 8,000	20.87	5.06	5.69	6.32	6.95	7.58	8.21
$ 8,001 - 11,000	21.30	5.08	5.72	6.35	6.99	7.62	8.26
$ 11,001 - 12,000	21.93	5.12	5.76	6.40	7.05	7.69	8.33
$ 12,001 - 13,000	22.47	5.16	5.80	6.45	7.09	7.74	8.38
$ 13,001 - 20,000	23.02	5.20	5.85	6.50	7.14	7.79	8.44
$ 20,001 - 25,000	23.83	5.25	5.91	6.56	7.22	7.88	8.53
$ 25,001 - 28,400	23.87	5.25	5.91	6.57	7.22	7.88	8.54
$ 28,401 - 50,000	32.83	5.96	6.70	7.44	8.19	8.93	9.68
$ 50,001 - 68,800	32.87	5.96	6.70	7.45	8.19	8.94	9.68
$ 68,801 - 100,000	35.56	6.21	6.98	7.76	8.53	9.31	10.09
$100,001 - 139,500	36.03	6.25	7.03	7.82	8.60	9.38	10.16
$139,501 - 143,500	36.77	6.33	7.12	7.91	8.70	9.49	10.28
$143,501 - 311,950	41.35	6.82	7.67	8.52	9.38	10.23	11.08
$311,951 - 500,000	43.18	7.04	7.92	8.80	9.68	10.56	11.44
Over $500,000	43.31	7.06	7.94	8.82	9.70	10.58	11.47

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

COMMONWEALTH OF PENNSYLVANIA

2003 Tax Year

Taxable Income Bracket			TAX EXEMPT YIELD
			4.00%	4.50%	5.00%	5.50%	6.00%	6.50%
			TAXABLE EQUIVALENT YIELD
Joint Return	Single Return	Approx. Combined Federal & State Tax Rate
$ 0 - 14,000	$ 0 - 7,000	12.52%	4.57%	5.14%	5.72%	6.29%	6.86%	7.43%
$ 14,001 - 56,800	$ 7,001 - 28,400	17.38	4.84	5.45	6.05	6.66	7.26	7.87
$ 56,801 - 114,650	$ 28,401 - 68,800	27.10	5.49	6.17	6.86	7.54	8.23	8.92
$114,651 - 139,500	$ 68,801 - 139,500	30.02	5.72	6.43	7.14	7.86	8.57	9.29
$139,501 - 174,700	$139,501 - 143,500	30.83	5.78	6.51	7.23	7.95	8.67	9.40
$174,701 - 311,950	$143,501 - 311,950	35.84	6.23	7.01	7.79	8.57	9.35	10.13
Over $311,950	Over $311,950	37.84	6.44	7.24	8.04	8.85	9.65	10.46

Note:  This table reflects the following:

1	Taxable income, as reflected in the above table, equals federal adjusted gross income (AGI), less personal exemptions and itemized deductions. However, certain itemized deductions are reduced by the lesser of (i) three percent of the amount of the taxpayer’s AGI over $139,500, or (ii) 80 percent of the amount of such itemized deductions otherwise allowable. The effect of the three percent phase out on all itemized deductions and not just those deductions subject to the phase out is reflected above in the combined federal and state tax rates through the use of higher effective federal tax rates. In addition, the effect of the 80 percent cap on overall itemized deductions is not reflected on this table. Federal income tax rules also provide that personal exemptions are phased out at a rate of two percent for each $2,500 (or fraction thereof) of AGI in excess of $209,250 for married taxpayers filing a joint tax return and $139,500 for single taxpayers. The effect of the phase out of personal exemptions is not reflected in the above table.
2	Interest earned on municipal obligations may be subject to the federal alternative minimum tax. This provision is not incorporated into the table.
3	The taxable equivalent yield table does not incorporate the effect of graduated rate structures in determining yields. Instead, the tax rates used are the highest marginal tax rates applicable to the income levels indicated within each bracket.
4	Interest earned on all municipal obligations may cause certain investors to be subject to tax on a portion of their Social Security and/or railroad retirement benefits. The effect of this provision is not included in the above table.

TAX EXEMPT

SECURITIES TRUST

        21,000 Units            Dated September 25, 2003

PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statements filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file nos. 333-106463, 333-108231, 333-107972, 333-107967 and 333-106474) and the Investment Company Act of 1940 (file no. 811-2560), and to which reference is hereby made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. Copies may be obtained from the SEC by:

•	electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov
•	visiting the SEC internet address: http://www.sec.gov
•	writing: Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, DC 20549-6009

Index		Sponsor:
Investment Summary	A-2

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

(212) 816-6000

Trustee:

JPMorgan Chase Bank

4 Chase MetroTech Center

3rd Floor

Brooklyn, New York 11245

(800) 354-6565

This Prospectus does not constitute an offer

to sell, or a solicitation of an offer to buy,

securities in any state to any person to whom

it is not lawful to make such offer in such

state.

Summary of Essential Information	A-9
Portfolio Summary as of Date of Deposit	A-13
Independent Auditors’ Report	A-16
Statements of Financial Condition	A-17
Portfolios	A-19
Notes to Portfolios of Securities	A-31
Tax Exempt Securities Trust	B-1
Risk Factors	B-2
Taxes	B-10
Expenses and Charges	B-14
Public Offering	B-15
Rights of Holders	B-19
Sponsor	B-23
Trustee	B-24
Evaluator	B-25
Amendment and Termination of the Trust Agreement	B-25
Miscellaneous	B-26
Bond Ratings	B-26
Federal Tax Free vs. Taxable Income	B-29
The State Trusts	C-1
Tax Free vs. Taxable Income	C-22

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

© 2003 Citigroup Global Markets Inc. Member NASD/SIPC. Smith Barney is a division and service mark of Citigroup Global Markets Inc. and its affiliates and is used and registered throughout the world. CITIGROUP and the Umbrella Device are trademarks and service marks of Citicorp or its affiliates and are used and registered throughout the world.	UT6946 (09/03)

PART II. ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.

SEC FILE OR IDENTIFICATION NO.
I.	Bonding Arrangements and Date of Organization of the Depositor filed pursuant to Items A and B of Part II of the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	2-55436

II.	Information as to Officers and Directors of the Depositor filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934:

	Citigroup Global Markets Inc.	8-8177

III.	Charter documents of the Depositor filed as Exhibits to the Registration Statement on Form S-6 under the Securities Act of 1933 (Charter, By-Laws):

	Citigroup Global Markets Inc.	333-103725

IV.	Code of Ethics of the Depositor filed as an Exhibit to the Registration Statement on Form S-6 under the Securities Act of 1933:

	Citigroup Global Markets Inc.	333-102557

B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:

	Citigroup Global Markets Inc.	13-1912900
	JPMorgan Chase Bank	13-4994650

UNDERTAKING

The Sponsor undertakes that it will not instruct the Trustee to accept from (i) any insurance company affiliated with the Sponsor, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to that Security or (ii) any affiliate of the Sponsor who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless those instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant also hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

CONTENTS OF REGISTRATION STATEMENT

THE REGISTRATION STATEMENT ON FORM S-6 COMPRISES THE FOLLOWING PAPERS AND DOCUMENTS:

The facing sheet of Form S-6.

The Prospectus.

Additional Information not included in the Prospectus (Part II).

Undertaking.

Signatures.

Consent of Independent Auditors.

The following exhibits:

1.1

—Trust Indenture and Agreement (incorporated by reference to Exhibit 1.1 to the Registration Statement of Tax Exempt Securities Trust, National Trust 268, 1933 Act File No. 333-60620 filed on June 15, 2001).

1.1.1

—Form of Reference Trust Agreement (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Tax Exempt Securities Trust, Intermediate Term Trust 66 (Limited Term), 1933 Act File No. 333-103520 filed on June 19, 2003).

1.1.2

—Amendment to Trust Indenture and Agreement (incorporated by reference to Exhibit 1.1.2 to the Registration Statement of Tax Exempt Securities Trust, Intermediate Term Trust 66 (Limited Term), 1933 Act File No. 333-103520 filed on June 19, 2003).

1.2

—Form of Agreement Among Underwriters (incorporated by reference to Exhibit 99 to the Registration Statement of Tax Exempt Securities Trust, Series 384, 1933 Act File No. 33-50915 filed on December 8, 1993).

2.1	—Form of Certificate of Beneficial Interest (included in Exhibit 1.1.2).

3.1	—Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings “Taxes” and “Miscellaneous—Legal Opinion” in the Prospectus.

3.2	—Opinion of special Florida counsel.

3.3	—Opinion of special Pennsylvania counsel.

4.1	—Consent of the Evaluator.

5.1	—Consent of KPMG LLP.

SIGNATURES

The Registrant, Tax Exempt Securities Trust, National Trust 375 (Intermediate/Long Series), National Trust 376, Florida Trust 130, New York Trust 235 and Pennsylvania Trust 129, hereby identifies National Trust 347, Arizona Trust 1, Florida Trust 124 and Michigan Trust 1 of the Tax Exempt Securities Trust for purposes of the representations required by Rule 487 and represents the following:

(1) That the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

(2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

(3) That it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned thereunto duly authorized, in the City of New York, and State of New York, on the 25th day of September, 2003.

Signatures appear on page II-4.

The principal officers and a majority of the members of the Board of Directors of Citigroup Global Markets Inc. have signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such officers or directors.

CITIGROUP GLOBAL MARKETS UNIT TRUSTS

(Registrant)

CITIGROUP GLOBAL MARKETS INC.

(Depositor)

By	/S/ GEORGE S. MICHINARD, JR.
(George S. Michinard, Jr. Authorized Signatory)

By the following persons*, who constitute the principal officers and a majority of the directors of Citigroup Global Markets Inc.:

NAME	TITLE

ROBERT DRUSKIN	Chief Executive Officer, President and Director

DERYCK C. MAUGHAN	Director

CHARLES O. PRINCE, III	Chairman and Director

CLIFF VERRON	Chief Financial Officer

By	/S/ GEORGE S. MICHINARD, JR.
(George S. Michinard, Jr. Attorney-in-Fact)

*	Pursuant to Powers of Attorney filed as exhibits to Registration Statement Nos. 333-62533, 333-101236 and 333-108493.